Exhibit 99.1

LAKE SHORE GOLD CORP.

2011 ANNUAL REPORT

CLOSER TO THE FACE

CORPORATE PROFILE

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered to the Company's milling facility at the Bell Creek Complex. A 50% mill expansion, to 3,000 tonnes per day, is advancing towards completion by late 2012. To build shareholder value, the Company is focused on effectively advancing its projects into production to realize the value of reserves and resources already established and on creating new value potential through additional exploration success. The Company maintains an active drill program both to support current operations and pursue new discoveries and extensions. The Company's common shares trade on the TSX and NYSE Amex under the symbol LSG.

TABLE OF CONTENTS

1 Closer to the Face
1 Our 2012 Work Plan
2 Performance Versus 2011 Objectives
2 Objectives for 2012
3 Letter to Shareholders
5 Reserves and Resources
6 Management's Discussion & Analysis
33 Management's Responsibility for Financial Reporting
34 Report of Independent Registered Chartered Accountants
35 Consolidated Statements of Financial Position
36 Consolidated Statements of Comprehensive Loss
37 Consolidated Statements of Cash Flows
38 Consolidated Statements of Changes in Equity
39 Notes to the Consolidated Financial Statements
88 Corporate Information

CLOSER TO THE FACE

In underground mining, the "Face" is the point of contact with the gold. It is where the work is being done and where planning and execution become value. For Lake Shore Gold, Closer to the Face means fully drilling out our deposits, gaining greater access to our ore, developing plans that are achievable and reaching production levels that are significant, reliable and growing. For our Company, Closer to the Face means realizing the full value of our assets and creating value for our shareholders.

OUR 2012 WORK PLAN

1. Update resource estimates for Timmins West Mine, Gold River Trend and Bell Creek; complete preliminary economic assessment for Timmins West Mine; and release new reserve estimate for Timmins West Mine. (All items completed as of April 2, 2012.)
2. Focus early part of 2012 on development and ore delineation to establish multiple mining horizons at Timmins West Mine and Bell Creek Mine.
3. Extend ramp at Timmins Deposit at depth to approximately 800 metres and establish multiple mining horizons below the 650 Level; establish stoping horizons on multiple levels between the 660 and 800 levels at Thunder Creek Deposit; and establish multiple stoping horizons between the 475 and 600 levels at Bell Creek.
4. Increase mining capacity and complete mill expansion to position Company for 50% increase in throughput by late 2012.
5. Focus drilling on supporting production and resource definition as well as the advancement of high-potential exploration targets.

Total production in 2012 estimated at 85,000 to 100,000 ounces poured with significant growth planned for 2013

[1]

LAKE SHORE GOLD CORP. ANNUAL REPORT 2011

PERFORMANCE VERSUS 2011 OBJECTIVES

1. **Produce 125,000 ounces of gold**
   Target revised to 85,000 to 100,000 ounces poured in July 2011 reflecting lower head grades at Timmins Deposit due to broader zones of mineralization, mine sequencing leading to the advancement of lower-grade areas and the milling of low-grade stockpiles. The Company poured 86,565 ounces in 2011, in line with revised target and more than double 2010 level.

2. **Achieve cash operating costs at Timmins Deposit of US$575 per ounce**
   Cash operating costs averaged US$811 per ounce, reflecting impact of lower head grades. On per tonne basis, cash operating costs averaged $95 per tonne compared to target level of $97 per tonne.

3. **Announce initial National Instrument ("NI") 43-101 resource for Thunder Creek Deposit and position the Company for updated NI 43-101 resources to be issued for Timmins Deposit, Gold River Trend and Bell Creek during the first quarter of 2012**
   Initial resources for Thunder Creek and Fenn-Gib projects released in November 2011. Updated resources for Timmins Deposit and Gold River Trend released in February 2012. Updated resource estimate for Bell Creek Mine released on March 30, 2012.

4. **Achieve additional new discoveries and extensions**
   Significant exploration success recorded, including discovering new gold zone at 144 property and major extensions/expansions at Timmins Deposit, Thunder Creek, Gold River Trend, Bell Creek and Fenn-Gib.

5. **Advance work at Timmins Deposit, Thunder Creek Deposit and Bell Creek Mine for three mines in commercial production within two to three years**
   Timmins Deposit, Thunder Creek Deposit and Bell Creek Mine all in commercial production as of January 1, 2012.

6. **Report project spending of $75.0 million, excluding mill expansion costs, and exploration spending of $31.0 million**
   Company's target for project spending revised to $85.0 million during third quarter largely due to additional development being completed at Bell Creek Mine. Project spending for 2011 totaled $96.7 million, while exploration spending totaled $32.1 million. Higher project spending largely reflected the Company's decision to complete additional development work at Thunder Creek as well as the impact of cost escalation in the industry.

OBJECTIVES FOR 2012

1. **Produce 85,000 to 100,000 ounces of gold poured**

2. **Record average cash operating costs of US$825 to US$875 per ounce, with costs improving as year progresses and with Company exiting 2012 well positioned for improved operating cost performance in 2013**

3. **Complete 50% mill expansion to new capacity of 3,000 tonnes per day**

4. **Record expenditures of $93 million related to development of Timmins West Mine and $67 million for mill expansion and other mill improvements**

[2]

LAKE SHORE GOLD CORP. ANNUAL REPORT 2011

Letter to Shareholders

Our vision is to build a new Canadian mining success story that will bring value to our shareholders and employment for Canadians for generations. To achieve this vision, we have three multi-million ounce mining complexes in one of the world’s great mining camps, Timmins, Ontario.

Tony Makuch, President & CEO

The year 2011 was one of significant accomplishment for our Company. We achieved strong growth in total resources, with both our indicated and inferred resources now more than double the level at the beginning of 2011. We doubled our production during the year to over 86,000 ounces poured. In addition, we achieved continued exploration success, and also acquired a very exciting new component to our growth story, the Fenn-Gib open-pit project.

But, as shareholders, it was a difficult year, as we saw the value of our investment sharply reduced. So, what happened and, more importantly, what are we doing to create value going forward?

In our view, the performance of our shares reflected three key issues: production, grade and capital adequacy. We are addressing these issues and believe that going forward they will become areas of strength for our Company. I would like to review with you how this is being accomplished.

Production: We lowered our production guidance in July 2011, largely reflecting lower than expected head grades at Timmins Deposit. At that time, we made some changes. We brought in new management for our Timmins operations, made adjustments to our mining practices and processes and started getting caught up on needed development and drilling. The actions taken helped us to finish 2011 strong with a solid fourth quarter, pouring 26,550 ounces of gold, which resulted in full-year production of 86,565 ounces poured.

In 2012, we are going even further. We are largely focusing the early part of the year on development and ore delineation at Timmins West Mine, including both the Timmins and Thunder Creek deposits, as well as at the Bell Creek Mine. By late this year we will have established multiple mining horizons on multiple levels at both locations. The work we are performing will accomplish two things. First, it will provide greater flexibility and consistency in our production. Secondly, it will allow us to significantly increase our mining capacity at the same time that we are working on a 50% mill expansion, to a capacity of 3,000 tonnes per day, which we expect to complete by late in the year. Our expected production in 2012 is 85,000 to 100,000 ounces of gold poured. We expect that number to grow sharply in 2013.

LAKE SHORE GOLD CORP. ANNUAL REPORT 2011

Grade: We announced in July that as we advanced work underground at Timmins Deposit, it became clear that in some areas we were encountering broader zones of mineralization than envisioned in the original surface drilling. We needed to update our resources.

On February 15, 2012, the new resource was released and we are very pleased with the result. The new average grade for resources at Timmins West Mine is just under 6.00 grams per tonne (“gpt”) (5.99 gpt for indicated and 5.76 gpt for inferred), and includes updated resources of 6.34 gpt in the indicated category and 5.54 gpt in the inferred category at the Timmins Deposit. We followed the new resource with the release of a new reserve estimate on April 2, 2012. The new reserve of 823,848 ounces (4,922,180 tonnes grading 5.21 gpt) achieved the upper end of our target range of establishing and maintaining 3 to 5 years of reserves ahead of production. With Timmins West Mine now contemplated as a larger-scale mining operation utilizing bulk-mining methods, we expect to do very well with the grades included in both the new resource and reserve estimates.

On February 28, 2012, we released the results of a preliminary economic assessment (“PEA”) for Timmins West Mine. The results of the PEA are very encouraging and highlight the potential for Timmins West Mine to generate substantial cash flow, attractive returns, and positive economics. The PEA outlines 10 years of mining, with production averaging 160,000 ounces and cash costs averaging below US$600 per ounce during years 3 to 9. Based on the work we have completed, Timmins West Mine clearly has the potential to be a very successful, long-life mining operation and we believe there are significant opportunities to enhance the project by lowering costs, increasing throughput and adding resources. The deposits at Timmins West Mine are open at depth and in all directions and we fully expect to extend the mine life. A focus of our work going forward will be to execute the plan outlined in the PEA as well as demonstrate the value of our other key assets, including Bell Creek, Gold River Trend and Fenn-Gib through similar studies.

Balance sheet strength: Early in 2012, we strengthened our capital position through royalty and equity investment transactions with Franco-Nevada Corporation (“Franco-Nevada”). Total proceeds were approximately $50 million, which on a pro forma basis gave us just over $115 million of cash and gold bullion inventory entering 2012.

Looking at 2012, we expect it to be a heavy development year as we look to increase our production capacity by 50% exiting the year. Based on existing cash resources and anticipated cash flows, we are positioned to finance the completion of the growth capital phase of Timmins West Mine, including the expansion of our mill to a 3,000 tonne per day processing rate. We are considering opportunities to add capital to support the further advancement of Bell Creek and our exploration program. One of the reasons we entered into the Franco-Nevada transactions was that they provided a means of raising capital with very little dilution to our shareholders. We will remain very sensitive to the issue of dilution as we look at opportunities to further strengthen our balance sheet.

Going forward, we believe Lake Shore Gold is a unique company, one that offers an attractive opportunity for value creation for investors. We own three multi-million ounce gold complexes in one of the world’s great gold camps, the Timmins Gold Camp. Within these complexes, we have to date established five large deposits — all of which are open for growth. We have two mines in commercial production with the Timmins West Mine on track to begin generating positive free cash flow next year and to be generating substantial free cash flow within the next two years.

We made excellent progress in many areas in 2011. We stumbled in some others. But, in those areas we have gotten up, we have moved on and we are positioning ourselves for success going forward.

I want to thank my fellow shareholders of Lake Shore Gold for their ongoing support. I also want to thank our more than 800 employees and contractors whose hard work is allowing us to get Closer to the Face, to get closer to our gold, and to get closer to realizing the significant value potential that is Lake Shore Gold.

/s/ Tony Makuch
Tony Makuch, President & CEO

LAKE SHORE GOLD CORP. ANNUAL REPORT 2011

LAKE SHORE GOLD
– RESERVES AND RESOURCES (AS OF APRIL 2012)

PROBABLE RESERVES	TONNES	AU GRADE GPT(1)	CONTAINED OUNCES
Timmins Deposit	2,250,000	5.61	405,900
Thunder Creek Deposit	2,672,000	4.86	417,900
Total Timmins West Mine	4,922,000	5.21	823,800

RESOURCES – MEASURED AND INDICATED	TONNES	AU GRADE GPT(1)	CONTAINED OUNCES
Timmins West Mine	5,826,000	5.99	1,122,500
Gold River Trend	690,000	5.29	117,400
Bell Creek Mine	4,249,000	4.73	646,400
Vogel	2,219,000	1.75(2)	125,000
Marlhill	395,000	4.52	57,400
Fenn-Gib	40,800,000	0.99(2)	1,300,000
Total			**3,368,700**

RESOURCES – INFERRED	TONNES	AU GRADE GPT(1)	CONTAINED OUNCES
Timmins West Mine	4,272,000	5.76	791,500
Gold River Trend	5,273,000	6.06	1,027,800
Bell Creek Mine	6,088,506	4.87	953,800
Vogel	1,459,000	3.60(3)	168,800
Fenn-Gib	24,500,000	0.95(2)	750,000
Total			**3,691,900**

(1) Grams per tonne
(2) Open-pit resources
(3) Combination of underground and open-pit resources

Millions of Ounces
0
1
2
3
4
0.9
0.6
1.2
1.8
3.4
3.7

Resources
Strong growth in resources

Measured & Indicated Inferred

Total Ounces
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000
7,700

Production
Gold ounces poured doubled in 2011
Strong growth expected by 2013

2012: Gold dotted line represents Company's guidance of 85,000 to 100,000 ounces poured (example of forward looking information).

2013/2014: Gold dotted line represents estimated production from Timmins West Mine as included in Preliminary Economic Assessment (example of forward looking information).

[5]

LAKE SHORE GOLD CORP. ANNUAL REPORT 2011

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2011 and 2010

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2011 and 2010 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board.  This MD&A has taken into account information available up to and including March 21, 2012. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including those not specifically identified in this paragraph, are subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company that is in production and is pursuing rapid growth through the continued advancement of the Company’s three wholly owned gold complexes located in the century-old Timmins Gold Camp of Northern Ontario. The Company has a current workforce of over 800 employees and contractors.

At the Timmins West Complex, the Company is in commercial production at the Timmins West Mine (including the Timmins Deposit and adjacent Thunder Creek Deposit) and is continuing drilling at the Gold River Trend project, where an updated resource was released early in 2012, as well as at the 144 exploration property.  On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine, where commercial production commenced effective January 1, 2012. Bell Creek Complex also hosts a number of exploration properties, including Vogel, Marlhill, Wetmore and others. Fenn-Gib was acquired from Barrick Gold Corporation (“Barrick”) in August 2011. Fenn-Gib is a potential large-scale, open-pit gold project with a recently released resource and excellent potential for further growth.

The Company’s central mill has a current operating capacity of 2,000 tonnes per day and is processing ore from the Timmins West Mine and Bell Creek Mine. An expansion of the mill to a capacity of 3,000 tonnes per day is targeted for completion by late 2012.

Lake Shore Gold is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE-Amex under the symbol LSG.

2011 Financial Highlights

•             Gold sales in 2011 totaled 91,468 ounces at an average price of US$1,546 per ounce. During the fourth quarter 2011, total gold sales were 21,956 ounces at an average price of US$1,687 per ounce.

•             Cash operating costs(1) for Timmins Deposit totaled $95(1) per tonne or US$811 per ounce in 2011 and $102 per tonne or US$762 per ounce during the fourth quarter 2011.

•             Cash earnings from mine operations(1) in 2011 were $31.7 million. Fourth quarter cash earnings from mine operations totaled $8.7 million.

•             Net loss for the year ended December 31, 2011 was $10.9 million or $0.03 per common share.  Net loss in the fourth quarter 2011 totaled $5.5 million or $0.01 per common share, largely reflecting write downs related to the Company’s investment in Golden Share Mining Corporation and the option agreement relating to its Mexican assets, the Company’s share of net losses on its investment in associates and exploration spending on its Mexican assets.

•             Project spending in 2011 totaled $96.7 million, while exploration spending totaled $32.1 million. Project spending exceeded the Company’s previous estimate of $85 million largely reflecting its decision to complete additional development work at the Thunder Creek Deposit during the fourth quarter, as well as the impact of cost escalation in the industry. The Company also incurred $22.6 million of expenditures related to its mill expansion during 2011.

•             Cash and gold bullion inventory at December 31, 2011 totaled $66.2 million, including $56.0 million of cash and $10.2 million of bullion inventory (valued at market prices). Subsequent to year end, the Company received approximately $50.0 million through royalty and equity investment transactions with Franco-Nevada Corporation (“Franco-Nevada”).

2011 Operating Highlights

•             Gold poured in 2011 totaled 86,565 ounces. Gold poured during the fourth quarter 2011 was 26,550 ounces.

•             Processed gold for the year was 83,585 ounces (671,467 tonnes at average grade of 4.03 grams per tonne), while the Company processed 24,809 ounces (186,231 tonnes at average grade of 4.34 grams per tonne) during the fourth quarter.

•             Mill throughput averaged 1,840 tonnes per day in 2011 and 2,024 tonnes per day during the fourth quarter.

•            Resources increased significantly with initial resources being released for the Vogel and Marlhill properties in May 2011 and for the Thunder Creek Deposit and Fenn-Gib project in November 2011.

•             Significant exploration progress was recorded during 2011:

•                      Shallow gold zone discovered at the 144 property (to south-west of Thunder Creek)

•                      Mineralization extended 750 metres eastward and 200 metres to depth at Gold River Trend East Deposit

•                      Bell Creek Mine mineralization extended to 400 metres below the existing resource

•                      Timmins Deposit Ultramafic (“UM”) and Footwall structures extended 1.9 kilometres down plunge to total depth of 2,380 metres, and

•                      Fenn-Gib mineralization expanded by 200 metres north of existing drilling.

(1)  Denotes a non-GAAP measure. See “Non-GAAP measures” on page 20 of this MD&A

Other 2011 Highlights

•             Fenn-Gib was acquired from Barrick Gold Corporation (“Barrick”) on August 18, 2011. The Fenn-Gib project (including the Fenn-Gib and Guibord Main properties) provides an opportunity to add a potential large-tonnage, open pit mining operation to the Company’s portfolio of assets. Consideration for the transaction totaled 14,877,263 common shares of the Company.

•             On December 14, 2011, the Company finalized an option agreement with Revolution Resources Corp. (“Revolution”) through which Revolution may acquire 60% or 100% interests in some or all of the Company’s Universo and Montaña de Oro property groups (the latter including the Montana de Oro, Lluvia de Oro and La Bufa properties) in Mexico. The acquisition of the interests is linked to meeting certain expenditure requirements on the properties and paying to the Company cash or shares based on the amount of resources disclosed in NI 43-101 technical reports for the properties. Under terms of the transaction, the Company received 5,713,740 Revolution common shares.

Subsequent Events — Significant Progress in First Quarter 2012

During the first three months of 2012, the results of considerable drilling and other work performed since the beginning of 2011 were released. These results include:

•             February 15, 2012: An updated resource estimate for Timmins West Mine (including the Timmins and Thunder Creek deposits) was released totaling 1,122,500 ounces of gold (5,826,000 tonnes grading 5.99 grams per tonne) in the indicated category and 791,500 ounces of gold (4,272,000 tonnes grading 5.76 grams per tonne) in the inferred category (using a base case 1.5 grams per tonne cut-off grade).

•             February 22, 2012: An updated resource estimate for the Gold River Trend was released totaling 117,400 ounces of gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces of gold (5,273,000 tonnes grading 6.06 grams per tonne) in the inferred category. As of the end of February 2012, both the Company’s indicated and inferred resources had doubled since the beginning of 2011.

•             February 28, 2012: A Preliminary Economic Assessment (“PEA”) was released for Timmins West Mine, representing the first time the resources at the Timmins and Thunder Creek deposits have been evaluated as a fully integrated, long-term mining operation. The PEA estimates 10 years of production with 1.4 million ounces produced over that period; average cash operating costs of US$625 per ounce based on a C$/US$ exchange rate at par; and favourable project economics based on a number of pricing and exchange rate assumptions. Total growth capital in the PEA is assumed at $160 million, including $67 million for the expansion of the Company’s milling facility and other milling costs, with an additional $225 million of sustaining capital to be spent after Year 1.

In addition, on March 7, 2012 the Company closed royalty and equity investment transactions with Franco-Nevada Corporation (“Franco-Nevada) resulting in total consideration to the Company of approximately $50 million. Franco-Nevada paid to the Company US$35.0 million for a 2.25% net smelter return (“NSR”) royalty on the sale of minerals from the Company’s Timmins West Complex, and $15.0 million to acquire 10,050,591 common shares of the Company on a private placement basis at a 5% premium to the 10-day volume average weighted price.

Drilling Program

The 2011 drill program included approximately 176,000 metres of surface and underground drilling largely in support of establishing initial and updated resource estimates and exploring for extensions and new discoveries at a number of the Company’s assets. The table below lists the Company’s resources. Since the beginning of 2011, initial resources were released for the Company’s Vogel and Marlhill, Thunder Creek and Fenn-Gib projects, while updated resources have been announced for Timmins Deposit and Gold River Trend. An updated resource estimate for Bell Creek Mine is expected to be released before the end of March 2012.

Deposit	Category	Tonnes	Grade	Ounces	Date Released
Bell Creek Mine	M&I(1)	1,790,000	4.36	251,200	December 2, 2010(2)
	Inferred	8,427,500	4.40	1,192,900

Vogel/Marlhill	Indicated	2,614,000	2.17	182,400	May 2, 2011
	Inferred	1,459,000	3.6	168,800

Thunder Creek(3)	Indicated	2,877,000	5.64	521,600	November 16, 2011
	Inferred	2,693,000	5.89	510,000

Fenn-Gib	Indicated	40,800,000	0.99	1,300,000	November 17, 2011
	Inferred	24,500,000	0.95	750,000

Timmins Deposit(3)	Indicated	2,949,000	6.34	600,900	February 15, 2012
	Inferred	1,579,000	5.54	281,500

Gold River Trend	Indicated	690,000	5.29	117,400	February 22, 2012
	Inferred	5,273,000	6.06	1,027,800

(1)   Refers to measured and indicated resources

(2)   Updated resource estimate pending

(3)   Combined to create the Timmins West Mine as of January 1, 2012

OUTLOOK

During 2012, the Company is investing to increase its mining and processing capacity to support strong production growth beginning late in the year.  At Timmins West Mine, the work program involves significant ore delineation and infrastructure development, particularly during the first half of 2012. A 50% expansion of the Company’s milling facility, to 3,000 tonnes per day, is progressing on schedule for completion in the fourth quarter. Based on the 2012 work program, production will be weighted to the second half of the year. During the first quarter, throughput levels and grades will be affected by the extent of development work being completed, with production during the quarter expected to total approximately 15,000 ounces of gold poured.

For the full year 2012, the Company is targeting from its Timmins West and Bell Creek mines total production of between 85,000 and 100,000 ounces of gold poured. Cash operating costs for the year are estimated at US$825 to US$875 per ounce. Cash operating costs during the first quarter are budgeted at approximately US$1,450 per ounce, reflecting the focus on ore development and stope preparation during the quarter. Costs are expected to improve during the second quarter, but remain above the full-year target range, and then improve to below the target range during the second half of the year when the Company’s focus transitions to stope production leading to higher throughput levels and grades.

During 2012, the Company plans to complete the growth capital phase of the Timmins West Mine project, which is expected to involve development expenditures of $93 million and $67 million of expenditures to complete the 50% mill expansion and other milling costs. The Company also contemplates incurring additional expenditures for the continued development of Bell Creek Mine and for exploration drilling, with the amount and timing of these expenditures to be evaluated on an ongoing basis in relation to the Company’s capital position.

Based on cash and gold bullion inventory at the beginning of 2012 of approximately $66.2 million, the approximately $50 million received from Franco-Nevada in March 2012 and anticipated proceeds from planned gold production during the year, the Company is positioned to finance the completion of the growth capital phase of the Timmins West Mine, including the Bell Creek Mill expansion. The Company’s 2012 business plan assumes an average gold price of US$1,650 per ounce and a C$/US$ exchange rate of 0.98.

To support additional expenditures, the Company is currently assessing opportunities to strengthen its balance sheet through increased access to debt facilities or related structures, equity markets or any combination to provide additional capital and financial flexibility.

GOLD SALES

91,468 ounces sold in 2011 for total proceeds of $140.2 million

	Fourth Quarter	For year ended December 31,
	2011	2011	2010
Revenues
Realized gold price ($’s)	$1,722	$1,533	$1,317
Gold sales (ounces)	21,956	91,468	28,218
Gold sales ($’000)	$37,798	$140,204	$37,173

Less gold sales capitalized to mining properties	(23,038)	(73,971)	(37,173)
Gold revenues	$14,760	$66,233	$0

Total proceeds from gold sales in 2011 were $140.2 million reflecting the sale of 91,468 ounces at an average realized gold price of US$1,546 ($1,533) per ounce. For the fourth quarter of 2011, the Company received proceeds of $37.8 million from the sale of 21,956 ounces at an average price of US$1,687 ($1,722) per ounce.

Gold sales from Timmins Deposit, which was in commercial production as of January 1, 2011, included 55,003 ounces for the full year 2011 and 8,578 ounces for the fourth quarter. Of the 55,003 ounces of gold sales from Timmins Deposit for the year, 43,045 ounces were commercial sales resulting in total proceeds of $66.2 million based on an average selling price of US$1,557 ($1,540) per ounce. The remaining 11,958 ounces of gold sales (for proceeds of $16.6 million) from Timmins Deposit related to bullion inventory at the beginning of 2011 that are not recorded as commercial sales. During the fourth quarter 2011, all 8,578 ounces of gold sales from Timmins Deposit represented commercial sales and resulted in proceeds of $14.8 million based on an average price of US$1,687 ($1,722) per ounce. Sales proceeds from Thunder Creek Deposit and Bell Creek Mine are recorded as pre-production revenue for the full year and fourth quarter 2011.

OPERATIONS REVIEW

Introduction

Gold poured during the full year and fourth quarter ended December 31, 2011 totaled 86,565 ounces and 26,550 ounces, respectively. For the full year 2011, 671,467 tonnes (1,840 tonnes per day) were processed at an average grade of 4.03 grams per tonne for 83,585 ounces. Of total ounces recovered, 58,983 ounces were related to the Timmins West Mine (39,983 ounces from Timmins Deposit and 19,000 ounces from advanced exploration activities at Thunder Creek) with the remaining 24,602 ounces coming from advanced exploration activities at Bell Creek Mine.

During the fourth quarter of 2011, a total of 186,231 tonnes (2,024 tonnes per day) at an average grade of 4.34 grams per tonne was processed for 24,809 ounces of recovered gold. Timmins West Mine accounted for 17,999 ounces (Timmins Deposit 7,496 ounces and Thunder Creek 10,503 ounces) with the remaining 6,810 ounces from Bell Creek Mine.

In July 2011, the Company reduced its production target for the year from 125,000 ounces to 85,000 to 100,000 ounces poured. The reduction reflected lower head grades due to a broader distribution of mineralization in some areas than had been previously interpreted, mine sequencing issues leading to the advancement of lower grade areas, and lower tonnes mined due to the completion of considerable advanced exploration work which resulted in the milling of low-grade stockpiles.  The 86,565 ounces poured in 2011 achieved the revised target. Cash operating costs during the year of US$811 per ounce were higher than the initial target of US$575 per ounce due to the impact of lower head grades. On a per tonne basis, cash costs at Timmins Deposit averaged $95 per tonne for the year, below the target of $97 per tonne.

	Fourth Quarter	For year ended December 31,
	2011	2011	2010
Operating results
Tonnes milled	186,231	671,467	263,986
Grade (grams/tonne)	4.34	4.03	5.30
Mill recoveries	95.47%	96.05%	96.60%
Gold production (ounces)	24,809	83,585	43,500
Gold poured (ounces)	26,550	86,565	40,520
Gold sales (ounces)	21,956	91,468	28,224
Commercial gold production (ounces)	8,578	43,045	—
Per ounce data - US$
Realized gold price	$1,687	$1,546	$1,287
Cash cost of sales*	762	$811	—

*Denotes a non-GAAP measure. See “Non-GAAP measures” on page 17 of this MD&A

Processing Facility

The Bell Creek Mill is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a “Carbon-in-Pulp” (“CIP”) process for gold recovery.

The Mill processed a total of 671,467 tonnes at an average grade of 4.03 grams per tonne in 2011 for 83,585 ounces of gold. Average recoveries of 96.1% were in line with expectations. For the fourth quarter of 2011, the mill processed 186,231 tonnes (2,024 tonnes per day) at an average grade of 4.34 grams per tonne. Recoveries during the fourth quarter averaged 95.5%. A number of issues were addressed in the Mill to more effectively manage the flow of material through the circuit with improvements in average throughput realized in the latter part of the second quarter of 2011. The mill met and exceeded the expected performance levels by mid third quarter and during the fourth quarter of 2011, with throughput levels during the fourth quarter exceeding the current mill capacity of 2,000 tonnes per day.

On August 9, 2011, the Company announced a capital project for the expansion of the Bell Creek Mill to a capacity of 3,000 tonnes per day, with completion targeted for the fourth quarter of 2012. The total cost of the project is estimated at approximately $83 million, of which $22.6 million was incurred in 2011.The scope of the expansion project facilitates the potential to rapidly expand again to a capacity of 5,500 tonnes per day.

Timmins West Mine

The Timmins West Mine is an underground mining operation located 18 kilometres west of Timmins, Ontario. The Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production. In 2011, Timmins Deposit was in commercial production while Thunder Creek was considered an advanced exploration project.

The decision to place the Thunder Creek Deposit into commercial production as of January 1, 2012 was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the combined Timmins Deposit and Thunder Creek Deposit mining operation and has not published a reserve estimate as of the date of this MD&A. The Company expects to publish a reserve estimate by the end of the first quarter of 2012.

On February 15, 2012, the Company announced an updated resource estimate for the Timmins West Mine. The updated resource estimate for the Timmins West Mine includes 1,122,500 ounces of gold (5,826,000 tonnes grading 5.99 grams per tonne in the indicated category) and 791,500 ounces of gold (4,272,000 tonnes at an average grade of 5.76 grams per tonne) in the inferred category. The new resource estimate includes updated resources for the Timmins Deposit from the previous estimate issued in September 2009, as well as the initial resources for the Thunder Creek Deposit that were first released on November 16, 2011.

On February 28, 2012, a PEA was released for the Timmins West Mine, representing the first time the resources at the Timmins and Thunder Creek deposits were evaluated as a fully integrated, long-term mining operation. A review of key results from the PEA is provided under “Subsequent Events — Significant Progress in First Quarter 2012” in the Overview section of this MD&A.

Timmins Deposit

Timmins Deposit is the first of the Company’s assets to commence production, with commercial production being declared effective January 1, 2011. During 2011, the Company processed 39,983 ounces of gold from Timmins Deposit (338,021 tonnes at an average grade of 3.80 grams per tonne). Gold sales from the deposit during 2011 were 55,003 ounces, of which 43,045 ounces represented commercial sales at an average cash cost of US$811 per ounce, with the remainder coming from bullion inventory at the beginning of 2011 that is not recorded as commercial sales.  For the fourth quarter of 2011, a total of 7,496 ounces was processed from Timmins Deposit (57,516 tonnes at an average grade of 4.19 grams per tonne).

Production during the first half of 2011 was below expected levels largely reflecting lower head grades due to broader zones of mineralization, mine sequencing and the milling of low-grade stockpiles. Following completion of a re-forecast and revisions to the Company’s mining methods and business plan, excellent progress was made with development and infrastructure work intended to support mining over the balance of 2011 as well as in 2012. Among the work completed in 2011 was advancing sill development in the UM1 Zone on the 565 and 545 levels in support of planned mining in 2012, ramping from the 650 Level up to the 480 Level and down to the 730 Level, and the extension of a ventilation raise from the 260 Level to the 630 Level. In early 2012, the Company is largely focusing on development and ore delineation intended to establish multiple mining horizons into the UM zones between the 650 level and 730 levels. By the end of 2012, the Company is targeting extracting four stopes below the 650 Level and to have extended the ramp to the 810 Level, accessing four additional levels for future production.

During 2011, the Company incurred $43.5 million of capital expenditures at the Timmins Deposit, including advanced exploration and ramp development expenditures, with an additional $3.4 million of expenditures related to exploration drilling.

In 2011, a total of 5,064 metres of underground capital development was completed at Timmins Deposit. Underground capital development totaling 734 metres was achieved during the fourth quarter and encompassed the excavation of ramps, sublevels and raises. The majority of the metres (710 metres) in the fourth quarter were excavated in the lower mine and were comprised of ramp development below the 650 metre level towards the UM zones, excavation of major infrastructure (i.e. exploration drifts, accesses to ventilation raises and passes, etc.) and development of the ventilation raise for the permanent system at Timmins Deposit.

Approximately 16,000 metres of mostly underground drilling was completed at Timmins Deposit during 2011.

On February 15, 2012, an updated resource estimate was released for the Timmins Deposit as part of an updated resource for the Timmins West Mine. At Timmins Deposit, the updated resource totaled 600,900 ounces in the indicated category (2,949,000 tonnes at an average grade of 6.34 grams per tonne) and 281,500 ounces in the inferred category (1,579,000 tonnes at an average grade of 5.54 grams per tonne).  The previous resources at Timmins Deposit were supported by a NI 43-101 compliant technical report published in September 2009 and included 892,700 ounces in the indicated category (3,245,000 tonnes grading 8.56 grams per tonne) and 164,900 ounces in the inferred category (894,000 tonnes at an average grade of 5.74 grams per tonne).

The change in the resources largely reflected the use of a lower cut-off grade (1.5 grams per tonne for the updated resource), reflecting the Company’s increased knowledge and understanding of the deposit, with a sensitivity analysis indicating that, by using the previous cut-off grade of 3.0 grams per tonne, the average grade of the updated resource was within 5% of the previous estimate. Lower total ounces in the updated resource reflected depletion from mining activities since September 2009 and the removal of tonnes in some areas, mainly the Footwall and Vein zones in the upper part of the Mine, where drilling has not been able to verify the grade and continuity to the level required under the Company’s current criteria for resource estimation.

Thunder Creek

Effective January 1, 2012, the Thunder Creek Deposit is being developed and operated as part of the Timmins West Mine and is in commercial production. Production from the Thunder Creek Deposit on claims that contain current resources is subject to a 1% NSR (in addition to the 2.25% Franco-Nevada NSR discussed under “Subsequent Events — Significant Progress in First Quarter 2012” in the Overview section of this MD&A). During 2011, the Company completed an advanced exploration program at Thunder Creek, which had commenced in November 2009, and had involved drifting across from the Timmins West shaft and ramp to mineralization at Thunder Creek on the 300 and 730 levels. The program facilitated development on the mineralization and supported an underground drilling program. Both drifts were completed during 2010.

The Company processed 19,000 ounces (154,770 tonnes at an average grade of 3.96 grams per tonne) of gold from advanced exploration and pre-production activities at Thunder Creek during 2011. More than half of this output, 10,503 ounces (80,192 tonnes at an average grade of 4.24 grams per tonne), was processed during the fourth quarter, with the higher volumes compared to prior quarters largely reflecting the mining and processing of a 35,000 tonne bulk sample from the 730 Level during the quarter.

Net project spending at the Thunder Creek Deposit during 2011 was $30.5 million (net of pre-production revenues of $23.8 million) of which $7.4 million related to exploration.

During 2011, 3,887 metres of underground capital development were completed at Thunder Creek. Underground capital development, totaling 1,346 metres, was achieved in the fourth quarter. Work during the fourth quarter focused on developing the ramp from 370 Level down to 395 Level, extending the down ramp from the 730 Level towards the 765 Level, level development on 730 Level and excavation of the main infrastructure (i.e. level accesses, sump stations, electrical substations, accesses to ventilation raises, etc.).

A total of approximately 56,500 metres of underground and surface drilling was completed in 2011 at Thunder Creek, largely in support of the Company’s efforts to establish the initial resource estimate, released on November 16, 2011. The resource included 521,600 contained ounces in the indicated category (2,877,000 tonnes at an average grade of 5.64 grams per tonne) and 510,000 ounces in the inferred category (2,693,000 tonnes at an average grade of 5.89 grams per tonne).

Bell Creek Mine

The Bell Creek Mine is a former producer located on the east side of Timmins close to Goldcorp Inc.’s (“Goldcorp”) Hoyle Pond Mine. Lake Shore Gold acquired the Bell Creek Mine, and the Bell Creek Mill, in December 2007.

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings. Effective January 1, 2012, production from Bell Creek Mine is recorded as commercial production. Ounces produced at Bell Creek Mine are subject to a 2% NSR royalty payable to Goldcorp. On February 12, 2011, the Company purchased for cancellation a 5% NSR on certain claims on the Bell Creek Mine from Enerplus Corporation (“Enerplus”) by issuing 2.9 million common shares of the Company to Enerplus valued at $12.0 million. Goldcorp is responsible to pay the Company half of the amount paid to Enerplus, which will be offset against royalty payments payable to Goldcorp.

During 2011, a total of 178,676 tonnes of pre-production material from Bell Creek Mine was milled at an average grade of 4.29 grams per tonne for 24,602 ounces.  For the fourth quarter of 2011, 48,523 tonnes of pre-production material was milled at an average grade of 4.70 grams per tonne for 6,810 ounces.

During 2011, net project spending at the Bell Creek Mine (including exploration expenditures at the contagious Vogel and Schumacher properties) totaled $20.2 million (net of pre-production revenues of $33.6 million),of which $9.6 million related to exploration.

The main ramp at Bell Creek reached the 505 metre level during the fourth quarter of 2011.  A total of 422 metres of development was completed in the ramp resulting in total vertical advance of 32 metres during the quarter.  In 2011, a total of 2,031 metres of development was completed in the ramp resulting in total vertical distance of 119 metres. Reaching the 445 Level horizon also exposed the top part of the North A Deep mineralization, the new deep discovery at Bell Creek Mine. A definition diamond drilling program for the North A Deep Zone has commenced and is a key component of the Company’s 2012 exploration program.

Current resources for Bell Creek Mine include 251,200 ounces (1,790,000 tonnes grading 4.36 grams per tonne) in the measured and indicated categories and 1,192,900 ounces (8,427,500 tonnes grading 4.40) in the inferred category. During 2011, a total of 47,280 metres was drilled from surface and underground, mainly with an aim of extending resources to depth and to convert existing inferred resources to the measured and indicated categories, with an updated resource estimate pending.

The decision to place the Bell Creek Mine into commercial production was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the Bell Creek Mine and has not published a reserve estimate as of the date of this MD&A.

EXPLORATION REVIEW

The Company’s business strategy is largely driven by the acquisition, aggressive exploration and eventual development and operation of quality assets in the Timmins Gold Camp. Successful exploration has been critical for the progress achieved to date and will continue to drive the Company’s growth going forward.

During 2011, the Company completed approximately 176,000 metres of surface and underground drilling and incurred total exploration expenditures of $32.1 million. Of these expenditures, $10.9 million was incurred at the Timmins West Mine ($3.5 million related to the Timmins Deposit and the remainder to Thunder Creek), $9.6 million at the Bell Creek Complex, $4.4 million at the Gold River Trend property, $3.0 million at the 144 property and the remainder at other projects.

As of March 21, 2012, the Company had 20 drills active on its properties, including 10 underground drills at Timmins West Mine, 2 surface drills at the Gold River Trend property, 1 surface drill at the 144 property, 4 surface drills at Fenn-Gib and 3 surface and 2 underground drills at the Bell Creek Complex.

Resource Definition Drilling

In addition to drilling in support of establishing or updating resources at Timmins West Mine and  Bell Creek Complex, which are discussed under Operations Review, drilling was also completed in support of releasing an updated resource at the Gold River Trend and initial resources at the Vogel and Marlhill properties and the Fenn-Gib project. These resources are reviewed below.

Gold River Trend — on February 22, 2012, the Company announced an updated resource estimate for the Gold River Trend deposits on the west side of Timmins. Resources at the Gold River Trend are contained within two deposits, the East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the Timmins West Mine shaft. In combination, the updated resources for both deposits include 117,400 ounces gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces gold (5,273,000 tonnes at an average grade of 6.06 grams per tonne) in the inferred category. The new resource replaces the previous estimate of approximately 400,000 ounces grading 3.0 grams per tonne, all in the inferred category.

Fenn-Gib — The Fenn-Gib project is located approximately 60 kilometres east of Timmins along the eastern extension of the Destor Porcupine Fault Zone and Pipestone Fault Zone near a major dilatent zone. The project was acquired on August 18, 2011 and provides the Company with significant new mining and exploration opportunities, including the potential to establish a large-tonnage, open-pit mining operation. On November 17, 2011, the Company announced the completion of the first NI 43-101 open-pit resource estimate for Fenn-Gib which includes 1.30 million ounces (40.8 million tonnes at 0.99 grams per tonne) in the indicated category and 0.75 million ounces (24.5 million tonnes at 0.95 grams per tonne) in the inferred category. Most of the resources are in the Main Zone, which is located in the northern portion of the Fenn-Gib property.

Marlhill and Vogel — On May 2, 2011, the Company announced initial resources for the Marlhill and Vogel properties, both part of the Bell Creek Complex and located in close proximity to the Bell Creek Mine infrastructure. The combined resources include 2,614,000 tonnes of both open pit and underground material at an average grade of 2.17 grams per tonne for 182,400 ounces in the indicated category and 1,459,000 tonnes at an average grade of 3.60 grams per tonne for 168,800 ounces of inferred resources. These resources bring total resources at the Bell Creek Complex to 433,600 ounces of measured and indicated resources and 1,361,700 ounces of inferred resources.

New Discoveries and Extensions

The Company believes that excellent potential exists to further increase resources through new discoveries and extensions at existing projects and other targets. During 2011, a number of exploration successes were reported and are summarized below.

144 — The 144 property represents the western extension of the Golden River Deformation Zone which hosts a number of zones of gold mineralization on the adjacent Gold River Trend property. 144 is situated to the southwest and is adjacent to the Timmins West Mine. In February 2011, a significant new gold zone was discovered at 144 with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold.

Gold River Trend — In August 2011, the Company announced a 300 metre eastward extension of the East Deposit, which in early 2012 was further extended by another 450 metres. In addition, drilling at Gold River Trend resulted in a 200 metre extension to depth to a total of 1,050 metres from surface.

Bell Creek — In August 2011, the Company announced that mineralization at Bell Creek Mine had been extended by 400 metres below the bottom of the existing resource to a total depth of 1,600 metres from surface.

Fenn-Gib — In October 2011, the Company announced that initial drilling at Fenn-Gib had succeeded in expanding shallow mineralization by 200 metres to the north of existing drilling and included an intersection in Hole FG-11-04 of 1.31 grams per tonne over 414.00 metres with the hole ending in mineralization 470 metres below surface.

Timmins West Mine - In July 2011, surface drilling at Thunder Creek Deposit resulted in the discovery of a potential new mineralized zone 500 metres to the southwest towards the 144 property.  In November 2011 a deep hole being drilled on behalf of a joint venture (see RTM/AGE Option Property below) intersected the Timmins Deposit UM and Footwall mineralized structures at 2,380 metres below surface, representing a 1.9 kilometre down plunge extension. The intersection supports the Company’s belief that the potential to add resources to depth at Timmins Deposit and Thunder Creek Deposit is excellent.

RTM/AGE Option Property — In July 2010, the Company commenced a drill program (the “Deep Hole”) designed to test for deep extensions of the Timmins Deposit and Thunder Creek Deposit structures on a property west of and contiguous to the Timmins Deposit. The property, known as the RTM/AGE Property, is a joint venture property between RT Minerals Corp. (“RTM”) and Adventure Gold Inc. (“AGE”). The Company, through earn in and other arrangements, can earn up to a 32.5% interest in the joint venture. At December 31, 2011, the Company had a 12.5% interest in the joint venture. On November 9, 2011, the Company announced that the “Deep Hole” had intersected the Timmins Deposit Footwall and UM mineralized structures at a depth of 2,380 metres on the Company’s 100% owned property prior to reaching the RTM/AGE Property. The intersection represented a 1.9 kilometre down plunge extension and a quadrupling of the plunge length of the UM Zone. In early March 2012, the Deep Hole was concluded at an approximate depth of 3,440 metres down hole, approximately 460 metres onto the RTM/AGE Property.

FINANCIAL REVIEW

The results of operations for the year ended December 31, 2011 and 2010 are shown below:

	Fourth Quarter	For the year ended December 31,
	2011	2011	2010
(in $’000, except the per share amounts)
Revenue	$14,760	$66,233	$0
Cash cost of sales*	(6,080)	(34,534)	—
Cash earnings from operations*	$8,680	$31,699	$0
Depreciation, depletion and share based payments	(3,513)	(17,954)	—
Earnings from mine operations	$5,167	$13,745	$0
General and administrative	(4,108)	(16,778)	(11,634)
Exploration	(3,890)	(9,515)	(7,949)
(Loss) Gain on sale of mining interests, net of write off	(435)	2,784	7,611
Write-down of investments in associates	(1,640)	(1,640)	—
Loss before the undernoted	(10,073)	(25,149)	(11,972)
Other income, net	619	2,083	6,701
Share of loss of investments in associates	(1,294)	(1,618)	(1,247)
Loss before finance items and taxes	(5,581)	(10,939)	(6,518)

Finance items, net	119	609	276

Deferred tax provision	—	(547)	(287)
Net loss	(5,462)	$(10,877)	$(6,529)
Net loss per share - basic and diluted	$0.01	$0.03	$0.02

* Non-GAAP measure. See “Non-GAAP measures” on page 17 of this MD&A

Full-Year 2011

Net loss for 2011 totaled $10.9 million (or $0.03 per share) compared to a net loss of $6.5 million in 2010 ($0.02 loss per share). Cash earnings from operations were $31.7 million for 2011. There were no revenues and cash earnings from mining operations in 2010 as the Timmins Deposit was in the advanced exploration stage and all gold sales were reported as pre-production revenues (reducing mining property balances).

General and administrative expenses for 2011 and 2010 include $4.4 million and $3.2 million of share-based payments expense, respectively. Excluding the increase on share-based payments expense, general and administrative expenses for 2011 increased by $4.0 million compared to 2010 due to the Company’s growth and the associated increase in corporate activities, employee costs and corporate social responsibility, as well as work related to the Company’s NYSE Amex listing, restructuring costs and other payroll related expenditures. Share-based payments increased in 2011 compared to 2010 mainly due to options granted late in 2010 reflecting the increase in the number of employees late in that year.

Exploration expenses in 2011 increased by $1.4 million compared to 2010 (net of increase in share-based payments expense of $0.2 million).The increase in exploration expenses in 2011 is due to more work on green field exploration projects in 2011 compared to 2010. Exploration expenses include $2.9 million spent at the Company’s Mexico properties.

Gain on sale of mining interests in 2011 include a gain of $5.1 million relating to the sale of a non-core property to Golden Share Mining Corporation (“Golden Share”) on June 29, 2011 (2010 gain of $7.6 million, including $4.1 million gain from the sale of the Company’s 50% interest in the Ti-paa-kaa-haaning property to Northern Superior Resources Inc (“Northern Superior”) and $3.3 million from the sale of some non-core properties to RTM in late 2010)). The gain on sale of mining interests was partially offset by a write down of $2.2 million of the value of Mexico properties. Following an evaluation of the carrying value of the Mexico properties for impairment subsequent to the signing of the agreement with Revolution, the net book value of these  properties as at December 31, 2011 was written down to the estimated fair value less cost to sell.

At December 31, 2011, the Company wrote down its investment in Golden Share to its estimated fair value, recording a charge of $1.6 million ($Nil in 2010).

Other income, net, in 2011 includes a $3.4 million premium on issuance of flow-through shares (2010 - $5.5 million), partially offset by a $1.5 million loss on warrants marked to market (2010 - $1.2 million gain). The decreased premium on issuance of flow-through shares in 2011 compared to 2010 is due to lower flow through expenditures incurred in 2011 compared to 2010.

Share of loss on investments in associates for 2011 and 2010 represents the Company’s proportionate share of the losses relating to its equity investments (investments in Northern Superior, RTM and Golden Share) as well as to dilution gains or losses for the years.

Fourth Quarter 2011

Net loss for the fourth quarter of 2011 totaled $5.5 million (or $0.01 per share). Cash earnings from operations were $8.7 million. The primary expense items resulting in the net loss included approximately $2.0 million of write downs related to the Company’s investment in Golden Share and option agreement involving its Mexican properties, $1.3 million representing the Company’s share of loss of investments in associates, and the impact of approximately $2.1 million of exploration spending at the Company’s Mexican properties that were expensed during the fourth quarter.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements (in $’000s except for loss per share and number of shares issued and outstanding).

Year ended December 31,	2011	2010
Financial Results:
Revenue	$66,233	$0
Earnings from mine operations	$13,745	$0
Net loss	$(10,877)	$(6,529)
Net loss per share* - basic and diluted	$(0.03)	$(0.02)

Financial Position: At December 31,
Cash and cash equivalents	$55,959	$92,232
Working capital	$27,493	$65,770
Mining interests	$939,548	$817,857
Total Assets	$1,033,999	$932,506
Revolving credit facility	$49,564	$0
Long term finance lease obligations	$6,806	$10,454
Environmental rehabilitation provision	$4,357	$3,227
Deferred mining tax liabilities	$2,148	$1,606
Share capital	$992,318	$935,866
Reserves	$17,344	$19,230
Deficit	$(80,834)	$(69,957)

Number of shares issued and outstanding (000s)	400,169	379,007

* Net loss per share is calculated based on weighted average number of shares outstanding for the year

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenue	$14,760	$18,763	$12,843	$19,867
Earnings (loss) from mine operations	$5,167	$4,501	$(1,960)	$6,037
Finance income (expense), net	$119	$553	$(138)	$75
Net (loss) earnings	$(5,462)	$(5,169)	$(2,479)	$2,233
Net (loss) earnings per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$0.01

Fiscal quarter ended	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Finance income, net	$(2,716)	$2,787	$972	$763
Net (loss) earnings	$(3,271)	$(1,888)	$113	$(3,233)
Net (loss) earnings per share* - basic and diluted	$(0.01)	$(0.01)	$0.00	$(0.01)

* Net loss per share is calculated based on the weighted average number of shares outstanding for the quarter

The Company generated pre-production revenue prior to December 31, 2010; earnings from mine operations in the quarters of 2011 include commercial production at its Timmins Deposit. The Company recorded a loss from mine operations of $2.0 million in the second quarter of 2011 compared to earnings from operations between $4.5 million and $6.0 million in the other quarters, with the loss in the second quarter mainly reflecting lower production levels and higher costs than in the other quarters as grades during the second quarter were affected by broader zones of mineralization and delays in mining the UM Zone at Timmins Deposit. Production levels and cash operating costs improved over the balance of the year. Loss in the second quarter was partially offset by a $5.1 million gain on sale of a non-core property to Golden Share.

The Company recorded net earnings of $2.2 million in the first quarter of 2011 as compared to net losses in the other quarters of the year. Net earnings in the first quarter were due to higher revenues from gold sales (higher production), lower cash costs, higher other income (mostly due to a gain on the mark to market of warrant investments) as compared to other quarters. In addition, during the first quarter the Company recorded a dilution gain on its investment in associates, while in the other quarters of the year the Company recorded a loss from its investment in associates (the Company’s share of loss on investment in associates).

The variances on net earnings for the four quarters of 2010 are due to gain on sale of mining interests in the second and fourth quarters, variations on share based payments expense and finance income (net) and the fluctuation on the value of its warrant investments.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company reached commercial production at its Timmins Deposit effective January 1, 2011. Prior to this date, proceeds from sales were recorded as pre-production revenues. In 2011, the Company generated revenues of $66.2 million and pre-production revenues of $40.5 million from the Timmins West Mine (pre-production revenue includes $16.6 million from Timmins Deposit relating to bullion inventory at January 1, 2011, and $23.9 million pre-production revenue from Thunder Creek Deposit). In 2011, the Company also generated pre-production revenue of $33.5 million from the Bell Creek Mine. In 2010, the Company generated pre-production revenues of $37.2 million. In March 2011, the Company received gross proceeds of $5.2 million from a brokered flow-through financing. In March 2012 the Company received $50 million from the Franco-Nevada royalty and equity investment transaction.

During 2011, the Company generated $17.3 million from operating activities (cash used in operating activities in 2010 totaled $15.5 million). Changes in non-cash working capital items, (write off of) gain on sale of mining interest, depletion and depreciation, share of loss of investments in associates, finance income, deferred mining tax provision, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Advances and receivables at December 31, 2011 of $6.3 million compare to $5.6 million as at December 31, 2010. The increase in accounts payable and accrued liabilities ($34.4 million at December 31, 2011 compared to $23.9 million at December 31, 2010) is mainly due to the timing of payments.

Net cash used in investing activities in 2011 totaled $104.4 million compared to $116.1 million in 2010. The decrease is mainly due to increased pre-production revenues in 2011 compared to same period in 2010. During 2011, the Company spent $5.4 million to increase its investment in Northern Superior ($4.6 million additional investments in associates in 2010).

On March 21, 2011, the Company completed a brokered financing deal and raised gross proceeds of $5.2 million from the issuance of 944,281 flow-through common shares. The underwriter received a cash commission equal to 5% of gross proceeds. As at December 31, 2011, the Company had spent the money raised by issuing flow-through shares on eligible Canadian Exploration Expenditures (“CEE”).

CONTRACTUAL OBLIGATIONS

The Company has various obligations, such as office rent obligations, finance lease obligations and environmental rehabilitation obligations for the Bell Creek Mine and Mill and Timmins West Mine, as at December 31, 2011 as follows (in $’000s):

Payments Due by Period

		Less than a
Contractual obligations	Total	year	1-3 years	4-5 years	after 5 years
Finance leases and other	$18,525	$9,050	$8,467	$504	$504
Environmental rehabilitation provision	$5,497	—	300	—	5,197
Mexico exploration spending	$51,071	5,470	25,951	19,650	—
To be incurred by Revolution	$(28,954)	(5,470)	(23,484)	—	—
Revolving credit facility	$50,850	—	50,850	—	—
Interest payment (revolving credit facility)	$6,250	2,250	4,000	—	—
	$103,239	$11,300	$66,084	$20,154	$5,701

The earn-in agreement with Revolution provides for Revolution to incur $35.0 million of expenditures on the Mexico properties in five years from date of signing of the agreement, net of $3.6 million paid and payable to the Company. Revolution can charge a 10% management fee on any qualified expenditures.

The Company has certain contractual obligations toward certain First Nation communities (included under “Other” on the above table) as provided on the Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan and Wahgoshig First Nations signed on March 10, 2009 (for the exploration and advanced exploration work on the Bell Creek Complex). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement with Aurizon Mines Ltd. entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period and has spent $4.8 million to December 31, 2011.

The Company is required to make yearly nominal cash payments (advanced royalty payments) to maintain its 100% interest on the Vogel property, and yearly nominal payments in 2010 to 2015 as required under the Schumacher agreement.

CAPITAL RESOURCES

The Company’s capital at December 31, 2011 and 2010 is as follows (in $’000):

As at	December 31, 2011	December 31, 2010
Share capital	$992,318	$935,866
Reserves	17,344	19,230
Deficit	(80,834)	(69,957)
Revolving credit facility	49,564	—
	$978,392	$885,139

The Company believes it has the financial resources available to advance the Timmins West Mine and Bell Creek Mill expansion and is contemplating incurring expenditures for the continued development of Bell Creek Mine of up to $18 million and for exploration drilling of up to $15 million. The Company will continue to evaluate the timing and amount of these expenditures in relation to its capital position.  The Company may pursue opportunities to strengthen its balance sheet and financial flexibility and raise additional capital through debt and/or equity markets or any combination as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The US$50.0 million revolving credit facility has certain financial covenants, which must be maintained on a quarterly basis.  Non compliance with the covenants could result in the Company having to pay the outstanding balance of the loan. As at December 31, 2011, the Company was in compliance with all debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

As at March 21, 2012, there were 410,243,260 common shares of the Company issued and outstanding, 19,738,752 stock options outstanding exercisable into common shares of the Company at prices ranging between $0.74 per share and $4.13 per share and 150,000 warrants exercisable  into common shares of the Company at $3.0 per share and expiring on October 6, 2013.

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. Total cash costs per gold ounce are derived from amounts included in the Consolidated Statements of Comprehensive Loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-base payment expenses and reclamation costs. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounces of gold is reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows:

	Quarter ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Production costs ($’000)	$6,210	$0	$35,779	$0
Less share based payments ($’000)	(130)	—	(1,245)	—
Cash cost of sales ($’000)	$6,080	$0	$34,534	$0
Commercial production ounces sold	8,578	—	43,045	—
Cash costs per ounces of gold ($/ounce)	$779	$0	$802	$0
Cash costs per ounces of gold (US$/ounce)	$762	$0	$811	$0

Total cash cost per tonne

Total cash cost per tonne is calculated by dividing the cash cost of sales (as defined below) to gold ounces sold in a period, the later multiplied by the average grade processed and the recovery realized at the mill for that period.

Cash cost of sales

Total cash costs of sales are derived from amounts included in the Consolidated Statements of Comprehensive Loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash cost of sales from revenues recognized in the period.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27,Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

IAS 19, Employee benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. . The standard does not impact the consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins) the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company identified a potential indicator and undertook an assessment and determined that the Company’s assets were not impaired. The Company will be required to make continued assessments of its assets while the market capitalization impairment indicator exists or other indicators come into effect.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS effective January 1, 2011. This is the Company’s first set of consolidated financial statements released under IFRS, and have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards as issued by the IASB. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

The Audit Committee holds Management responsible for the successful continued reporting of the Company’s financial statements under IFRS..

Company’s Elections under IFRS 1, First-time Adoption of International Financial Reporting Standards

IFRS 1 sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

a)            Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b)            Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using IFRS 1 exemption which allows to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

c)             Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 — Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

d)            Business combinations

IFRS 1 allows companies to not restate business combinations occurring prior to the date of transition; companies can select a date to restate business combinations occurring prior to date of transition and all business combinations subsequent to that date must be restated.

The Company has elected to apply the exemption and not account for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 — Business Combinations and instead retain the accounting treatment applied under Previous Canadian GAAP.

Transitional financial impact

Note 29 in the consolidated financial statements for the year ended December 31, 2011, provides detailed explanations of the key Previous Canadian GAAP to IFRS differences for the Company on transition with the significant ones summarized below:

Mining assets

Similar to Previous Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Previous Canadian GAAP has been to capitalize all exploration expenditures.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase.  Apart from the difference identified above, IFRS is in line with Previous Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment and/or intangible assets. The Company has concluded to expense all mineral exploration costs and start capitalizing future expenditures whenever certain criteria are met. The impact of the application of this policy decreased the Company’s mining interest balances as at January 1 and December 31, 2010, respectively, by $33.6 million and $34.3 million (with a corresponding increase in deficit). The impact arising from the change for the year ended December 31, 2010, is an increase in exploration expenses of $6.1 million and increase of gain on sale of mining interests of $5.2 million

Deferred income taxes

Like Previous Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The impact of implementing IAS 12, Income Taxes as at January 1, 2010 resulted in the future tax balance to be reduced to $1.3 million, mining interests balances (mining assets and property, plant and equipment) to decrease by $166.2 million and smaller impact on other accounts. The impact arising from the change for the year ended December 31, 2010 is a decrease in deferred income tax recovery of $1.4 million.

Deferred flow through premium

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent). Under Previous Canadian GAAP flow through raised funds are recorded to share capital. The impact of implementing IFRS requirement at January 1 and December 31, 2010 respectively was a reduction of share capital balance by $9.9 million and $15.0 million with a corresponding reduction of deficit, partially offset by an increase in the liability accounts of $2.4 million and $2.0 million, respectively, at January 1, and December 31, 2010. The impact arising from the change for the year ended December 31, 2010is an increase in finance income of $5.5 million.

Business activities and key performance measures

The Company assessed the impact of transition to IFRS on business activities and key performance measures and found no significant impact.

Information technology systems

The IFRS transition project did not have a significant impact on our information technology systems for the convergence periods. We do not expect any significant changes in the post-convergence period either.

RELATED PARTY TRANSACTIONS

During 2011, the Company paid $0.5 million to RTM, a related party by virtue of being an equity investee, to earn its initial interest on the RTM/AGE property. At December 31, 2011, the Company and RTM have spent $1.2 million toward the next earn in interest on the RTM/AGE property (the Company’s share was $0.6 million). Accounts receivable at December 31, 2011 include $0.4 million receivable from RTM. There were no related party transactions in 2010.

FINANCIAL INSTRUMENTS RISKS EXPOSURE

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to exploration advances and receivables, which consist of goods and services tax due from the Federal Government of Canada and refundable tax credits for resources due from the Government of Quebec. The Company’s excess cash at December 31, 2011, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in the “Contractual Obligations” section on this MD&A. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

Interest rate risk

The Company is exposed to interest rate fluctuations related to the revolving credit facility as well as interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

On February 28, 2011, the Company finalized a US$50.0 million, three-year, corporate revolving credit facility with UniCredit secured over the material assets of the Company. The interest rate on the facility is based on a 90 day LIBOR plus an applicable rate of between 3.5% to 4.5% based on specific EBITDA/Debt ratios. The Facility also includes a 1.5% per annum commitment fee on undrawn amounts.

As at December 31, 2011, the Company has withdrawn the full amount of US$50.0 million ($50.8 million) revolving credit facility. Assuming the current level of borrowings, a 1% change in the variable rate charged would impact interest charges by $0.5 million.

The Company’s excess cash at December 31, 2011, is invested in very liquid and low risk accounts. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill’s balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $0.3 million in 2011 (2010 - $0.3 million).

Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold -producing countries throughout the world. A 10% increase or decrease in gold prices would result in a $16.0 million increase or decrease in the Company’s after-tax net earnings.

Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests as well as earnings from its mine operations.

The Company’s net investment in the Mexican operations is exposed to foreign currency translation risk. The carrying amount of Mexican assets and liabilities denominated in foreign currency and reported in Canadian dollars is as follows:

As at December 31,	2011	2010
Cash and cash equivalents	$759	$110
Advances and receivables	205	92
Mining interests	70,108	86,078
Total assets	$71,072	$86,280

Accounts payable and accrued liabilities	$865	$408
Total liabilities	$865	$408

A change of 10% on the exchange rate of Mexican pesos to Canadian dollars will result in a $7.9 million change in other comprehensive income and Mexico properties carrying value.

OTHER RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

The Company made the decision to place both the Thunder Creek Deposit and the Bell Creek Mine into commercial production as of January 1, 2012.  These decisions were made on the basis of estimates of mineral resources, and without an estimate of mineral reserves.  Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable, Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors.  At present, the Company has not prepared feasibility studies for either mine demonstrating that extraction is reasonably justified (economically mineable), and which typically serve as the basis for a production decision.  The decision to proceed without these comprehensive studies of the mineral projects carries significant risks as a result of the lower level of confidence of the information used.  Mineral resources may not adequately account for diluting materials and allowances for losses that may occur when the material is mined, which could lead to either or both higher production costs and lower production levels.  If the Company is unable to realize sufficient profit from its gold mining operations to support the costs of sustaining the Company, the Company would incur losses and any investment in the Company could be negatively affected.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2011.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2011.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2011, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for surface diamond drilling projects at the Timmins West Mine Complex,  Bell Creek Mine Complex; Fenn-Gib property and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Keith Green, P.Geo, respectively. Dean Crick, P.Geo. is the QP for  underground drilling at the Timmins West Mine and Bell Creek Mine properties.  Reno Pressacco, P.Geo is the QP for the current resource estimates at the Bell Creek Mine and Marlhill deposit, Bob Kusins, P.Geo. is the QP for resource estimation at all remaining Company properties. As QPs, Messrs. Samson, Conquer, Crick, Green and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.  Messrs., Samson, Conquer, Kusins and Crick are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2011, its Annual Information Form for the year ended December 31, 2010, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

(as of December 31, 2011 and 2010)

TABLE OF CONTENTS

33 Management's Responsibility for Financial Reporting
34 Report of Independent Registered Chartered Accountants
35 Consolidated Statements of Financial Position
36 Consolidated Statements of Comprehensive Loss
37 Consolidated Statements of Cash Flows
38 Consolidated Statements of Changes in Equity
39 Notes to the Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board “(“IASB”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

[signed]	[signed]
Anthony Makuch	Mario Stifano
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 21, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lake Shore Gold Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and the results of its operations and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 21, 2012

Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		December 31,	December 31,	January 1,
As at	Note	2011	2010	2010
			(note 29)	(note 29)
Assets
Current assets
Cash and cash equivalents		$55,959	$92,232	$132,920
Advances and receivables	9	6,335	5,618	3,810
Inventories and stockpiled ore	10	7,341	—	—
		69,635	97,850	136,730
Non-current assets
Available for sale financial assets and warrant investments	11	3,871	2,014	492
Investments in associates	12	15,291	9,367	653
Restricted cash	13	5,654	5,418	4,766
Mining interests	14	939,548	817,857	679,986
		$1,033,999	$932,506	$822,627

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$34,355	$23,945	$19,694
Current portion of finance lease obligations	16	7,787	6,159	3,119
Deferred premium on flow through shares		—	1,976	2,396
		42,142	32,080	25,209
Non-current liabilities
Revolving credit facility	17	49,564	—	—
Finance lease obligations	16	6,806	10,454	5,764
Share-based liabilities	18	154	—	—
Environmental rehabilitation provision	19	4,357	3,227	3,383
Deferred mining taxes	20	2,148	1,606	1,319
		63,029	15,287	10,466

Shareholders’ Equity	21
Share capital		992,318	935,866	824,253
Reserves		17,344	19,230	26,104
Deficit		(80,834)	(69,957)	(63,405)
		928,828	885,139	786,952
		$1,033,999	$932,506	$822,627

Commitments and contractual obligations note 27

Subsequent events refer to note 11 and 28

See accompanying notes to consolidated financial statements

Approved by the Board
[signed by Alan C. Moon]	[signed by Arnold Klassen]

Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of Canadian dollars)

For the year ended December 31,	Note	2011	2010
			(note 29)

Revenue	14	$66,233	$0
Production costs	6,21(b)(iv)	(35,779)	—
Depletion and depreciation		(16,709)	—
Earnings from mine operations		13,745	—

Expenses
General and administrative	21(b)(iv)	(16,778)	(11,634)
Exploration	14,21(b)(iv)	(9,515)	(7,949)
Gain on sale of mining interests, net of write off	12,14	2,784	7,611
Write down of investment in associate	12	(1,640)	—
Loss before the undernoted		(25,149)	(11,972)
Other income, net	7	2,083	6,701
Share of loss of investments in associates	12	(1,618)	(1,247)
Loss before finance items and taxes		(10,939)	(6,518)

Finance items	8
Finance income		856	749
Finance expense		(247)	(473)
Loss before taxes		(10,330)	(6,242)
Deferred mining tax provision	20	(547)	(287)
Net loss		$(10,877)	$(6,529)
Other comprehensive (loss) income:

Exchange differences on translation of foreign operations		(8,575)	545
Unrealized (loss) gain on available for sale investments, net of tax		(52)	1,063
Comprehensive loss		$(19,504)	$(4,921)
Loss per share	21(b)(vi)
Basic		$(0.03)	$(0.02)
Diluted		$(0.03)	$(0.02)

Weighted average number of common shares outstanding
Basic		389,316	357,506
Diluted		389,316	357,506

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

For the year ended December 31,	Note	2011	2010
			(note 29)
Operating Activities

Net loss		$(10,877)	$(6,529)
Depletion and depreciation		17,084	192
Share-based payments expense		6,078	3,328
Share of loss of investments in associates		1,618	1,247
Write down of investment in associate		1,640	—
Gain on sale of mining interests, net of write off		(2,784)	(7,611)
Other income, net	7	(2,660)	(6,701)
Finance income		(288)	(213)
Interest received		288	213
Deferred mining tax provision		547	287
Finance costs		1,132	164
Interest paid		(996)	(80)
Shares issued for services		—	65
Change in non-cash operating working capital	23	6,550	131
Net cash provided by (used in) operating activities		17,332	(15,507)

Investing Activities

Additions to mining interests, net of pre-production sales		(99,440)	(111,121)
Investment in associates	12	(5,385)	(4,615)
Restricted cash		(236)	(652)
Proceeds from sale of equipment		623	269
Net cash used in investing activities		(104,438)	(116,119)

Financing Activities

Common shares issued for cash (net of share issue costs)		4,642	90,407
Revolving credit facility, net of fees		49,819	—
Exercise of stock options and warrants		1,508	7,308
Cash received from Revolution Resources Corp.	14	2,500	—
Payment of finance lease obligations		(8,328)	(6,777)
Net cash provided by financing activities		50,141	90,938

Impact of foreign exchange on cash balances		692	—

(Decrease) increase in cash and cash equivalents during the year		(36,273)	(40,688)
Cash and cash equivalents at beginning of year		92,232	132,920
Cash and cash equivalents at end of year		$55,959	$92,232

Supplemental cash flow information note 23

See accompanying notes to condensed consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollar except for share information)

		Share capital		Reserves
	Note	Shares (‘000s)	Amount	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2011	29	379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139
Private placements, net of share issue costs	21(a)	944	3,427	—	—	—	—	—	3,427
Share based payments	21(b(iv))	—	—	—	9,002	—	—	—	9,002
Stock-options exercised, including transfer from contributed surplus of $2,286	21(b(ii))	1,235	3,786	—	(2,286)	—	—	—	1,500
Shares and warrants issued as part of mining property agreements (shares net of share issue costs of $502)	21(a)	18,983	49,239	25	—	—	—	—	49,264
Net loss		—	—	—	—	—	—	(10,877)	(10,877)
Other comprehensive loss, net of tax	11,14	—	—		—	(8,575)	(52)	—	(8,627)
Total comprehensive income						(8,575)	(52)	(10,877)	(19,504)
At December 31, 2011		400,169	$992,318	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828

		Share capital		Reserves
	Note	Shares (‘000s)	Amount	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation	Deficit	Shareholders’ equity
At January 1, 2010	29	345,295	$824,253	$12,694	$13,059	$351	$0	$(63,405)	$786,952
Public offering, net of share issue costs	21(a)	24,725	81,604	—	—	—	—	—	81,604
Private placements, net of share issue costs	21(a)	1,273	3,728	—	—	—	—	—	3,728
Treasury shares	21(a)	25	95	—	—	—	—	—	95
Stock options exercised including transfer from contributed surplus of $4,429	21(b(ii))	2,488	7,356	—	(4,429)	—	—	—	2,927
Warrants exercised, including transfer from contributed surplus of $10,678	21(b(v))	3,842	14,859	(10,678)	—	—	—	—	4,181
Shares issued as part of mining property agreements, net of share issue costs of $31	14	1,359	3,971	—	—	—	—	—	3,971
Share based payments	21(b,iv))	—	—	—	6,197	—	—	—	6,197
Warrants issued	14	—	—	428	—	—	—	—	428
Loss on issuance of treasury shares		—	—	—	—	—	—	(23)	(23)
Net loss		—	—	—	—	—	—	(6,529)	(6,529)
Other comprehensive income, net of tax	11,14	—	—	—	—	545	1,063	—	1,608
Total comprehensive income						545	1,063	(6,529)	(4,921)
At December 31, 2010		379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

1.        DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and, as of August 1, 2011, on NYSE Amex stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec and Mexico (the latter optioned to a third party). The Company was in commercial production effective January 1, 2011 at its Timmins Deposit at the Timmins West Mine, which also includes the Thunder Creek Deposit. Advanced exploration programs were carried out at Thunder Creek Deposit and the Bell Creek Mine during 2011, with exploration activities conducted at a number of other properties in the Timmins Camp, and at properties in Mexico under a joint venture agreement.

2.        BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRICs”) as issued by the IASB, and effective for the year ended December 31, 2011. The consolidated financial statements were approved by the Board of Directors of the Company on March 21, 2012.

These first annual consolidated financial statements have been prepared in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. Subject to certain transition elections disclosed in note 29, the accounting policies disclosed in note 3 have been consistently applied in the opening consolidated statement of financial position at January 1, 2010, and throughout all years presented. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Previous Canadian GAAP”) to IFRS are included in note 29.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements. are disclosed in note 4.

3.        SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)              Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company; control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounted for using the equity method.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

The subsidiaries and associates of the Company as at December 31, 2011 and their principal activities are described below:

Name	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Subsidiaries
LSG Holdings Corp.	British Columbia	100%	Not active*
West Timmins Mining Inc.	British Columbia	100%	Exploration*
1399724 Ontario Limited**	Ontario	100%	Not active*
Minera Golondrina, S. de R.L. de C.V.***	Mexico	100%	Exploration
Associates
Northern Superior Resources	British Columbia	24%	Exploration
RT Minerals Corp.	British Columbia	27%	Exploration
Golden Share Mining Corporation	Canada	20%	Exploration

*In process of winding-up. Subsequent to year end, West Timmins Mining Inc. (“West Timmins”) was amalgamated with the Company

**Subsidiary of West Timmins; subsidiary of the Company subsequent to year end (refer above)

*** Subsidiary of West Timmins; subsidiary of the Company subsequent to year end (refer above). In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. (the “Mexican entity”) is currently held by Frank Hallam (a director of the Company) in trust for West Timmins.

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s subsidiaries and associates in line with those of the Company. All intercompany balances and transactions have been eliminated on consolidation.

b)              Investment in associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net loss during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the net loss. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

c)              Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for profit and loss items. Exchange differences, including differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation, are recognized in other comprehensive income (as exchange differences on translation of foreign operations). Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to net loss.

d)              Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available-for-sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL includes financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net loss. Transaction costs are expensed as incurred.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in net loss. The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in the statement of comprehensive income (loss) when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Other financial liabilities

Other financial liabilities, including borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net loss when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been impacted.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to net loss, and cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to net loss in the period. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in net loss but included in other comprehensive income.

e)              Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

f)                Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include ore inventories and materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

g)             Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisitions or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to net income (loss) in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

(i)             The Company establishes National Instrument (“NI”) 43-101 technical report with resources and/or reserves in a property; and/or

(ii)          The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources included in the mine plan or the life of mine.

Revenues realized before commencement of commercial production (“pre-production revenues”), which are not incidental but are necessary to bring the mine to the condition to be operating in the manner intended by management, are recorded as a reduction of the respective mining asset.

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

(iii)       a significant portion of plant/mill capacity is achieved;

(iv)      a significant portion of available funding is directed towards operating activities;

(v)         a pre-determined, reasonable period of time has passed; or

(vi)      a development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.

(vii)   The Company filed a NI 43-101 technical report for the property

Costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs and personnel in the period they are incurred.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment as noted in note 3(h) below. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipments	3-10 years
Office equipment	20%
Computer equipment	30%

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(j).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

h)             Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur. Currently the Company capitalizes all borrowing costs related to the revolving credit facility (note 17) and does not have any general borrowings.

i)                Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.  Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

j)                Leases

Assets held under finance leases are recognized as discussed in note 3(g). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged as finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

k)            Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote.

Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

l)                Share-based payments

The fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share-based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net loss or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve. The share based payment cost is recognized in net loss or capitalized in mining properties (options granted to individuals involved on specific projects).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded expected to vest is recognized as share-based compensation expense over the vesting period of the PSUs with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using the Monte-Carlo simulation pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date, multiplied by the expected target settlement percentage (multiplier).

Deferred share units (“DSUs”) awarded to non-executive directors can be settled in cash, shares or a combination of both as elected by the directors. In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the directors. The fair value of the DSUs awarded is recognized as share-based compensation expense at grant date with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery in the period. The fair value of DSUs is estimated using the Black-Scholes option-pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date.

m)          Defined contribution pension plan

The Company has a defined contribution pension plan which covers all the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when employees have rendered service entitling them to the contribution and charged to profit and loss or capitalized on mining interests for employees involved in the specific projects.

n)             Deferred income taxes

Taxes, comprising both income and resource taxes, accounted for as income taxes, are recognized in net loss, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Deferred income taxes are provided using the balance sheet liability method, providing for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

o)              Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs). Excess to market value (premium) received upon issuance of flow through shares is recorded as other income.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

p)              Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to customer. Revenue from by product sales is recorded as a reduction of production cost.

q)              Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow-though premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

r)              Finance income and costs

Finance income and costs comprise interest expense on borrowings, the accumulation of interest on provisions and interest income on funds invested. Interest income is recognized as it accrues, taking into account the effective yield on the asset.

s)              Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

t)                Deferred financing charges

Cost of arranging a loan facility are recorded in the statement of financial position net of the respective facility obligation and amortized over the term of the respective facility agreement.

u)             Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and include items that are not included in net profits such as unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes, gain or losses on certain derivative instruments and foreign currency exchange gains or losses related to foreign subsidiaries which functional currency is different than the functional currency of the Company.

The Company’s comprehensive income (loss), components of other comprehensive income (loss), and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

v)               Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s two reportable operating segments are its mining operations segment and exploration and advanced exploration segment.

4.              CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that its Timmins Deposit at the Timmins West Mine reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins)  is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

As discussed in note 3(g), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company identified a potential indicator and undertook an assessment and determined that the Company’s assets were not impaired. The Company will be required to make continued assessments of its assets while the market capitalization impairment indicator exits or other indicators come into effect.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as CGU definition. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU’s or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(l). The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

5.              ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and Standing Interpretation Committee (“SIC”)-12 Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities,Non Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The standard does not impact the consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

6.              PRODUCTION COSTS

The company is in commercial production on its Timmins Deposit effective January 1, 2011; prior to this date all of the Company’s mining properties were in the advanced exploration or exploration and evaluation stage and as such all expenditures related to those properties were capitalized. Production costs at December 31, 2011 are as follows:

For the year ended December 31,	2011	2010
Raw materials and consumables	$12,432	$0
Salaries and employee benefits	10,059	—
Contractors	9,830	—
Change in inventories	1,331	—
Share based payments	1,245	—
Other	882	—
	$35,779	$0

There was no commercial production before January 1, 2011 (note 14).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

7.              OTHER INCOME

For the year ended December 31,	2011	2010 (note 29)

Premium on issuance of flow through common shares	$3,357	$5,521
Unrealized (loss) gain on warrants note 11	(1,522)	1,180
Foreign exchange gain, net	248	—
Other income, net	$2,083	$6,701

During the year ended December 31, 2011, $3,357 was transferred from deferred premium on flow through shares to other income (2010, $5,521), representing premium for flow-through funds spent during the year (refer to note 21(a)).

Foreign exchange gain, includes $115 unrealized gain from the translation of the US$50,000 revolving credit facility (refer to note 17).

8.              FINANCE ITEMS

For the year ended December 31,	2011	2010 (note 29)

Interest income on bank deposits	$856	$749
Finance income	$856	$749
Interest expense	$(174)	$(389)
Unwinding of the discount on environmental rehabilitation provision	(73)	(84)
Total finance expense	$(247)	$(473)
Net finance items	$609	$276

9.              ADVANCES AND RECEIVABLES

As at	December 31, 2011	December 31, 2010	January 1, 2010

Sales tax receivable	$3,986	$3,489	$1,924
Receivable from Revolution note 14	1,151	—	—
Interest receivable	27	40	91
Receivable from RT Minerals note 26	363	—	—
Receivable from Quebec Government	—	124	829
Prepaid expenses	724	1,219	589
Other	84	746	377
	$6,335	$5,618	$3,810

The fair value of advances and receivables approximate their carrying value. None of the amounts included in advances and receivables is past due.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

10.       INVENTORIES AND STOCKPILED ORE

As at	December 31, 2011	December 31, 2010	January 1, 2010
Bullion	$1,729	$0	$0
Gold in circuit	1,135	—	—
Stockpile ore	594	—	—
Materials and supplies inventory	3,883	—	—
	$7,341	$0	$0

The Company’s Timmins Deposit (note 14) is in commercial production effective January 1, 2011; at January 1, 2011, the Company transferred $6,169 and $2,513, respectively, of ore inventories and materials and supplies inventory from mining assets to inventories and stockpiled ore. The cost of inventories and stockpiled ore recognized as an expense during the year ended December 31, 2011 is $35,779. There were no write downs or reversals of write downs of inventory to net realizable value during the year ended December 31, 2011. The revolving credit facility (note 17) has security over the Company’s material mining interests and inventory.

11.       AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at	December 31, 2011	December 31, 2010	January 1, 2010

Available for sale investments	$3,457	$1,479	$245
Warrant investments	414	535	247
	$3,871	$2,014	$492

The Company holds available for sale investments in certain public companies. The available for sale investments at December 31, 2011, include the fair value of investment in Revolution Resources Corp. (“Revolution”), acquired during 2011 (note 14). During the year ended December 31, 2011, the Company recorded, $52 after tax unrealized loss in other comprehensive income; (2010, $1,063 after tax unrealized gain), representing the change in the market value of its available for sale investments during the years.

As at December 31, 2011, the Company holds the following warrant investments:

Company issuing	Date acquired	Number of warrants	Exercise price	Expiry date

RT Minerals Corp. note 12	December 31, 2010	750,000	$0.20	December 31, 2012
	January 6, 2010	1,500,000	$0.20	January 7, 2012
	December 31, 2009	6,000,000	$0.25	January 4, 2012
		8,250,000

Adventure Gold Inc.	May 6, 2010	500,000	$0.27	May 7, 2012
		500,000

Golden Share Mining Corporation note 12	June 30, 2011	10,845,000	$0.20	June 30, 2014
		10,845,000

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Movements on warrant investments for the years ended December 31, 2011 and 2010 are as follows:

	Year ended December 31, 2011				Year ended December 31, 2010
	RT Minerals	Adventure Gold	Golden Share	Total	RT Minerals	Northern Superior	Adventure Gold	Total
Balance, beginning of year	$363	$172	$0	$535	$247	$0	$0	$247
Additions note 12	—	—	1,401	1,401	143	803	37	983
Unrealized and realized gain (loss)	(361)	(72)	(1,089)	(1,522)	(27)	1,072	135	1,180
Warrants exercised	—	—	—	—	—	(1,875)	—	(1,875)
Balance, end of year	$2	$100	$312	$414	$363	$0	$172	$535

On May 6, 2010, the Company acquired 1,000,000 units, each consisting of one common share and a half common share purchase warrant of Adventure Gold Inc. (“Adventure Gold”) for $200, representing 0.03% of the outstanding common shares of Adventure Gold; the warrants were valued at $37, with the difference from cash paid of $200 being recorded as available-for-sale investment.

As part of the sale agreement of the Company’s interest on the Ti-pa-haa-kaa-ning property to Northern Superior Resources Inc. (“Northern Superior” — note 12), on May 27, 2010 the Company received 12,500,000 common share purchase warrants (exercisable each for one common share of Northern Superior at $0.30 to May 27, 2015; the Company was required to exercise the warrants within 30 days after the weighted average closing price of Northern Superior for twenty consecutive trading days reached at least $0.35); as result of this requirement, on October 27, 2010, the Company exercised the warrants for $3,750; the value of warrant investments on Northern Superior at date of acquisition ($803) was determined using the Monte-Carlo simulation pricing model (Level 2 inputs), using a volatility of 150% (based on past history).

The value of warrant investments on RT Minerals Corp. (“RT Minerals”), Golden Share Mining Corporation (“Golden Share”) and Adventure Gold at December 31, 2011 and 2010 were determined using the Black-Scholes option pricing model (Level 2 inputs) with the following assumptions:

(i)                                  For RT Minerals warrants: warrants acquired on December 31, 2010: no dividends are to be paid; volatility of 40% (December 31, 2010 — 40%), based on past history; risk free interest rate of 1.01% (December 31, 2010 - 1.70%) and expected life of 1.0 year (December 31, 2010 - 2.0 years).

Subsequent to year end, on January 4 and 7, 2012, 7,500,000 warrants on RT Minerals granted on December 31, 2009 and January 6, 2010 expired unexercised; the Company recorded $301 of realized loss for the year ended December 31, 2011.

(ii)                              For Adventure Gold warrants: no dividends are to be paid; volatility of 126% (at December 31, 2010 and acquisition date - 123% and 107%, respectively), based on past history; risk free interest rate of 1.01% (at December 31, 2010 and acquisition date - 1.70% and 1.89%, respectively); and expected life of 0.4 years (at December 31, 2010 and acquisition date - 1.4 years and 2.0 years, respectively).

(iii)                          For Golden Share warrants: no dividends are to be paid; volatility of 104% (at acquisition date - 132%), based on past history; risk free interest rate of 1.01% (at acquisition date - 1.57%); and expected life of 2.6 years (at acquisition date — 3.0 years).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

12.       INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
As at	Net book value	Fair value	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$13,103	$13,030	$8,162	$32,088	$0	$0
RT Minerals Corp.	$561	$1,710	$1,205	$4,560	$653	$2,100
Golden Share Mining Corporation	$1,627	$1,627	$0	$0	$0	$0
	$15,291		$9,367		$653

Movements on equity investments for the years ended December 31, 2011 and 2010 are as follows:

	Year ended December 31, 2011				Year ended December 31, 2010 (note 29)
	RT Minerals	Northern Superior	Golden Share	Total	RT Minerals	Northern Superior	Golden Share	Total
Balance, beginning of year	$1,205	$8,162	$0	$9,367	$653	$0	$0	$653
Additions	—	5,385	3,661	9,046	958	9,003	—	9,961
Dilution (loss) gain	—	1,346	(3)	1,343	197	(122)	—	75
Company’s share of net loss	(644)	(1,790)	(391)	(2,825)	(603)	(719)	—	(1,322)
Impairment charge	—	—	(1,640)	(1,640)	—	—	—	—
Balance, end of year	$561	$13,103	$1,627	$15,291	$1,205	$8,162	$0	$9,367

The Company acquired the investments in associates through a combination of cash transactions and as part of agreements for sale or exchange of mining properties (as described in details under each investment below), as follows:

Acquired for cash consideration:

	Number acquired			Cash consideration allocated
Equity investee	Date acquired	Shares	Warrants	Shares	Warrants	Total cash consideration

RT Minerals	December 31, 2010	1,500,000	750,000	$184	$56	$240
	January 6, 2010	1,500,000	1,500,000	$213	$87	$300
	December 31, 2009	6,000,000	6,000,000	$653	$247	$900
		9,000,000	8,250,000

Northern Superior	January 13, 2011	6,730,769	—	$5,385	—	$5,385
	October 27, 2010*	12,500,000	—	$5,625	—	$5,625
	September 9, 2010	625,000	—	$125	—	$125
		19,855,769	—

*Exercise of 12.5 million warrants (note 11); prior to the exercise of the warrants, the Company held the warrants as an investment at fair value (note 11). On exercise of the warrants for cash of $3,750, the fair value of the warrants at date of the exercise of $1,875 was also transferred to the Company’s carrying value of its equity investment in Northern Superior.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Acquired as part of agreements for sale or exchange of mining properties:

	Number acquired			Fair value allocated
Equity investee	Date acquired	Shares	Warrants	Shares	Warrants	Total fair value

Golden Share	June 19, 2011	21,690,000	10,845,000	$3,661	$1,401	$5,062

RT Minerals	December 31, 2010	10,000,000	—	$561	—	$561

Northern Superior	May 27, 2010	25,000,000	12,500,000	$3,253	$803	$4,056
		56,690,000	23,345,000

Summary financial information for the equity accounted investments, not adjusted for percentage of ownership held by the Company is as follows:

	Onwership*	Current assets*	Non-current assets*	Total assets*	Current liabilities*	Non- current liabilities*	Total liabilities*	Loss**
2011
Northern Superior	24.22%	17,870	4,838	22,708	793	1,486	2,278	7,134
RT Minerals***	27.21%	1,503	982	2,486	622	161	783	2,865
Golden Share	19.94%	2,239	7,672	9,910	540	—	540	3,022
		$21,612	$13,492	$35,104	$1,955	$1,647	$3,601	$13,021

2010
Northern Superior	24.22%	7,080	4,006	11,086	178	—	178	5,756
RT Minerals***	27.21%	430	851	1,281	451	972	1,423	3,051
		$7,510	$4,857	$12,367	$629	$972	$1,601	$8,807

*At December 31; values adjusted to align the policies of the equity accounted investments to the Company’s policies

** All the equity accounted investments of the Company are exploration stage entities and as such do not have any sources of revenue and losses are equal to expenses

***RT Minerals values are as of and for the year ended November 30, 2011 and 2010

Investment in Northern Superior

On January 13, 2011 the Company acquired 6,730,769 common shares of Northern Superior through a private transaction for $5,385.

On May 27, 2010, the Company signed an agreement with Northern Superior, for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior. The Company received consideration of 25,000,000 common shares of Northern Superior and 12,500,000 common share purchase warrants (note 11). The warrants were exercised on October 27, 2010 for $3,750.

The Company also received an assignable 2% Net Smelter Return (“NSR”) royalty on all minerals produced from Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR royalty (0.5%) for $1,000. The Company recorded a gain of $4,057 on the transaction (gain on sale of mining interests in the statement of profit and loss).

Investment in RT Minerals

As part of the acquisition of the equity interest in RT Minerals on December 31, 2009,  Lake Shore Gold and RT Minerals entered into a Strategic Alliance Agreement, which provides the Company with certain rights, including a right to participate pro rata in any future equity financings by RT Minerals, a right to appoint two members to the board of directors of RT Minerals, a right of first refusal in the event RT Minerals seeks to sell or joint venture any of its properties, and an option to acquire a 50% interest in RT Minerals’ Golden Property.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

On December 31, 2010, the Company acquired 11,500,000 common shares of RT Minerals; of the shares acquired, 1,500,000 common shares and 750,000 warrants were purchased as part of a treasury issuance by RT Minerals for cash consideration of $240. The remaining 10,000,000 common shares were acquired through a private transaction whereby the Company transferred its 100 % interest in Bazooka and another non-core property to RT Minerals. As part of this later transaction, RT Minerals granted the Company a right, (the “Back-in-Right”) to acquire 50% of RT Minerals’ 50% interest in the Meunier property, a property contiguous to the west boundary of the Company’s Timmins Deposit project. RT Minerals is earning a 50% interest on the property, in accordance with an agreement between RT Minerals and Adventure Gold, by spending $1,500 to earn the first 25% interest and another $1,500 to earn the next 25% interest; the Company can earn the first 12.5% interest on the property by paying RT Minerals $500 once RT Minerals has earned its initial 25% interest; the Company can earn the next 12.5% interest on the property by sharing 50/50 on the required expenditures of $1,500.  As part of the transaction, RT Minerals also transferred to the Company its 100% interest in the Golden property.

The Company recorded a gain of $2,672 on the transaction (gain on sale of mining interest).

During 2011, RT Minerals earned its initial 25% interest on the Meunier property. The Company exercised its right to acquire 50% of RT Minerals’ 25% interest in the Meunier property by paying $500, of which $364 recorded as mining interest and $136 increased the Company’s share on the equity loss of RT Minerals. At December 31, 2011, the Company and RT Minerals have spent $1,290 toward the next earn-in interest on the property (the Company’s share $534).

Investment in Golden Share

On June 29, 2011, the Company received 21,690,000 common shares and 10,845,000 common share purchase warrants of Golden Share Mining Corporation (“Golden Share”), as consideration for the sale of its 100% interest in one of its non-core properties, located in the Shebandowan belt of Northwestern Ontario; the common share purchase warrants entitle the Company to acquire one common share of Golden Share at a price of $0.20 during a 36 months period following their issuance. The Company recorded a gain of $5,062 on the transaction (gain on sale of mining interest).

Golden Share is considered an associate of the Company as the Company has the right of board representation, owns a number of warrants that if exercised will increase the Company’s interest and, the Company has the right to participate in Golden Shares common share offerings so as to maintain same percentage of interest, giving it significant influence.

At December 31, 2011, the Company wrote down the net book value of Golden Share to its fair value and recorded an impairment charge of $1,640, as the impairment was considered less than temporary.

13.       RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties of $4,745 (2010 - $4,552) and other letters of credit issued under various agreements of $909 (2010 - $866). These funds are restricted and not available for current operations.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

14.       MINING INTERESTS

Year ended December 31, 2011	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2011 note 29	$247,727	$517,218	$764,945	$64,843	$829,788
Acquisitions	1,685	48,937	50,622	—	50,622
Additions	41,903	119,500	161,403	11,044	172,447
Construction in progress	—	—	—	24,540	24,540
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(57,512)	(74,068)	—	(74,068)
Transfer to inventories	(8,683)	—	(8,683)	—	(8,683)
Change in estimate and discount rate (environmental rehabilitation assets)	629	128	757	—	757
Revolution transaction	—	(5,709)	(5,709)		(5,709)
Write off / Disposals	—	(2,229)	(2,229)	(905)	(3,134)
Foreign exchange	—	(8,434)	(8,434)	—	(8,434)
Cost at December 31, 2011	$228,027	$611,899	$839,926	$138,200	$978,126
Accumulated depreciation and depletion
At January 1, 2011 note 29	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	16,474	16,474
Depletion	10,173	—	10,173	—	10,173
Accumulated depreciation and depletion at December 31, 2011	$10,173	$0	$10,173	$28,405	38,578
Carrying amount at December 31, 2011	$217,854	$611,899	$829,753	$109,795	$939,548

Year 2010	Non depletable	Plant and equipment	Total
Cost
At January 1, 2010 note 29	$648,435	$36,167	$684,602
Acquisitions	4,723	—	4,723
Additions	148,627	28,676	177,303
Pre-production revenue	(37,222)	—	(37,222)
Change in discount rate (environmental rehabilitation assets)	126	—	126
Change in environmental rehabilition estimate	(263)	—	(263)
Foreign exchange	519	—	519
Cost at December 31, 2010	$764,945	$64,843	$829,788
Accumulated depreciation and depletion
At January 1, 2010 note 29	—	$4,615	$4,615
Depreciation	—	7,316	7,316
Accumulated depreciation and depletion at December 31, 2010	$0	$11,931	$11,931
Carrying amount at December 31, 2010	$764,945	$52,912	$817,857

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

A summary by property of the net book value at December 31, 2011 is as follows:

	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests

Timmins West Mine
Timmins Deposit	$183,797	$0	$183,797	$46,110	$229,907
Thunder Creek	—	293,663	293,663	327	293,990
Bell Creek Mill	34,057	—	34,057	47,437	81,494
Bell Creek Mine	—	85,520	85,520	15,492	101,012
	217,854	379,183	597,037	109,366	706,403
Exploration and evaluation
Thorne property	—	79,825	79,825	—	$79,825
Fenn-Gib Project		34,014	34,014	—	$34,014
Mexico properties	—	70,108	70,108	—	$70,108
Other exploration properties	—	48,769	48,769	94	$48,863
	—	232,716	232,716	94	232,810
Corporate	—	—	—	335	335
	$217,854	$611,899	$829,753	$109,795	$939,548

At December 31 and January 1, 2010:

	Non-depletable	Plant and equipment	December 31, 2010	January 1, 2010
			(note 29)	(note 29)
Timmins West Mine
Timmins Deposit	$191,442	$29,917	$221,359	$171,948
Thunder Creek	255,999	224	256,223	245,519
Bell Creek Mill	56,285	4,729	61,014	34,355
Bell Creek Mine	52,318	17,302	69,620	30,059
	556,044	52,172	608,216	481,881
Exploration and evaluation
Thorne property	75,546	—	75,546	72,072
Mexico properties	86,070	8	86,078	84,630
Other exploration properties	47,285	145	47,430	40,452
	208,901	153	209,054	197,154
Corporate	—	587	587	951
	$764,945	$52,912	$817,857	$679,986

The Company is in commercial production at the Timmins Deposit project effective January 1, 2011; as at January 1, 2011, Timmins Deposit non-depletable assets were transferred, respectively, $173,677 and $17,765 to depletable assets and plant and equipment; in addition, Bell Creek Mill non-depletable assets were transferred, respectively, $35,373 and $20,913 to depletable assets and plant and equipment.

Plant and equipment at December 31, 2011, includes cost of $31,983 (December 31, 2010 - $26,146) and accumulated amortization of $11,189 (2010 - $5,501) of capital equipment and vehicles under finance leases (note 16).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

The amortization of plant and equipment used in the exploration and development activities of non-depletable (not in commercial production) mining properties is capitalized in the specific property ($ 10,830 for the year ended December 31, 2011; $7,141 in 2010).

During the year ended December 31, 2011, the Company capitalized in mining interests borrowing costs related to the revolving credit facility (note 17) totaling $1,480 (2010 - $Nil) and interest related to finance leases of $621 (2010 - $718).

Timmins West Mine

Lake Shore Gold owns 100% of the Timmins West Mine which includes the Timmins Deposit and Thunder Creek Deposit.

The Company realized $66,233 of commercial revenue for the year ended December 31, 2011 from the gold sales from Timmins West Mine; the Company also recorded $16,556 of pre-production revenue in the first quarter of 2011 (gold in bullion at December 31, 2010) from gold production from the Timmins Deposit. For the year ended December 31, 2010, the Company recorded pre-production revenue of $37,222. Pre-production revenue is recorded as a reduction of the Timmins Deposit mining property balances, respectively, for the first quarter of 2011 and year ended December 31, 2010.

Portions of the Thunder Creek property are subject to either a 2% or a 3% NSR with an annual pre-production royalty payment of $5 adjusted annually for Canadian Consumer Price Index. On January 10, 2011, the Company issued 426,136 shares (valued at $1,663) to acquire back 1% of the NSR on the property. The Company realized $23,954 of pre-production revenue from gold sales in the year ended December 31, 2011, net of royalty payable of $164, recorded as a reduction of Thunder Creek values during the year (year ended December 31, 2010, $Nil of pre-production revenue).

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (“the First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with commercial production at its Timmins Deposit project and exploration and advanced exploration work on the Thunder Creek Deposit. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities. As part of the Agreement, in 2011, Lake Shore Gold issued 395,000 common shares of the Company to the two First Nation communities, valued at $1,667.

One of the claims of the Timmins Deposit (which does not contain any portion of the current reserves or resources on the Deposit) is subject to a 1.5% net smelter returns royalty, which the Company can purchase for $1,000.

Bell Creek Mine

The Company acquired the Bell Creek Mine and Mill in December 2007 from the Porcupine Joint Venture (“PJV”), a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation (“Kinross”).  The agreement provides for a 2% NSR on the Bell Creek Mine, payable to PJV, subsequently transferred to Goldcorp, subject to any existing underlying royalties encumbering the Bell Creek Mine. Underlying royalty agreements affect some of the Bell Creek Mine claims including three agreements with net profit interests that can be purchased outright for relatively small amounts and a 5% NSR on the Enerplus Resources Inc. (“Enerplus”) claims, which cover most of the resource. On February 21, 2011 the Company issued 2,985,074 shares to Enerplus valued at $12,031 (net of share issue costs) to purchase back the Enerplus 5% base NSR. Goldcorp is responsible to pay the Company half of the amount paid to Enerplus, which the Company will offset against any future royalty payments due to Goldcorp.

The Company carried out advanced exploration on the Bell Creek Mine and realized $33,558 of pre-production revenue from gold sales in the year ended December 31, 2011, recorded as a reduction of Bell Creek Mine property balances during the year (year ended December 31, 2010, $Nil of pre-production revenue).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Exploration and evaluation

The Company’s acquisition costs for all properties are capitalized in mining interests; all other expenditures related to green field exploration are charged to profit and loss. Exploration expenses by property charged to profit and loss for the years ended December 31, 2011 and 2010 are as follows:

Year ended December 31,	2011	2010 (note 29)

Highway 144	$3,037	$573
Fenn-Gibb project	560	—
Other Bell Creek properties	421	2,644
Casa Berardi	26	1,152
Other Canadian properties	1,617	1,321
Mexican properties	2,890	2,062
Project management	964	197
Total exploration expenses	$9,515	$7,949

Fenn-Gib Project

On August 18, 2011, the Company issued 14,877,263 shares valued at $33,565 to acquire 100% ownership of the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”) in accordance with the agreement between the Company and Barrick Gold Corporation (“Barrick”) signed on May 5, 2011. The Fenn-Gib Project is located approximately 60 kilometres east of Timmins. Of the shares issued, Barrick received 14,854,581 common shares, with the remaining shares received by other parties. Following completion of the transaction, Barrick owned approximately 3.6% of the Company’s total common shares outstanding. Barrick will retain a right to re-acquire a 51% interest in the Fenn-Gib Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 compliant resource of at least 5 million ounces is established. In the event this occurs, Barrick will pay the Company cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

On October 7, 2011, the Company issued 300,000 shares and 150,000 common share purchase warrants, in consideration for a 100% interest in a property adjacent to the Guibord property. The property is subject to a 2% NSR. The warrants expire on October 6, 2013 and are exercisable for common shares of the Company at $3.00 per share. The shares and warrants issued by the Company were valued at $434 and $25 respectively.

On December 1, 2011, on completion of an NI 43-101 report, the Company began capitalizing expenditures related to Fenn-Gib project in accordance with its policy in note 3(g).

Other Bell Creek properties

Other Bell Creek properties include a number of properties acquired in 2007 from Goldcorp Inc., manager of the Porcupine Joint Venture (the “PJV”), in the vicinity of the Bell Creek Mine (the “Bell Creek West properties”) as well as Vogel and Schumacher properties.

The PJV has retained a 2% NSR relating to any future production from the Bell Creek West properties; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

The Company has a mining lease on the Vogel property; the property, located contiguous to the Bell Creek mine, is subject to a maximum 3% NSR with annual advance royalty payments of US$50. A cash payment of $500 will be payable once an indicated resource (as defined by NI 43-101) of 600,000 ounces of gold or more is confirmed on the property. The Company started capitalizing the expenditures on the Vogel property effective May 1, 2011, once an NI 43-101 report was filed for the property.

The Company has a mining lease on the Schumacher property located contiguous to the Vogel property. The property is subject to a 2% NSR with advanced annual royalty payments of $25 in years 4-6 and $50 thereafter.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Casa Berardi

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement between the Company and Aurizon Mines Ltd. (“Aurizon”) entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period.

If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.

The Company has incurred a total of $4,817 toward the earn-in commitment (per the earn-in agreement, the Company charges a 10% administrative fee on the expenditures incurred toward the earn-in commitment).

Mexico properties

The Company has 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, Lluvia de Oro gold-silver project, Universo gold project as well as other properties. A portion of the The Montaña de Oro property is subject to a 1% net smelter royalty.

On December 14, 2011, the Company finalized an option agreement with Revolution through which Revolution may acquire a 60% interest (the “Option”) in the Company’s Mexico properties (including Universo, Montana de Oro, Lluvia de Oro and La Bufa properties), in exchange for the Company receiving a 9.9% interest in Revolution, Revolution incurring $35,000 in expenditures on the Mexican properties by August 31, 2016 and issuing additional common shares to the Company equal to $1,000 within 30 days of incurring the first $15,000 of expenditures. Revolution can acquire a 100% interest in either or both of Universo and Montana de Oro (the “Additional Option”) property groups (the latter including the Montana de Oro, Lluvia de Oro and La Bufa properties) by completing a NI 43-101 technical report on the properties on or before August 31, 2017 and satisfying certain conditions as discussed below:

•                  Universo — produce a NI 43-101 technical report showing aggregate mineral resources of at least 2 million gold equivalent ounces and paying Lake Shore Gold $20 per ounce of mineral resources defined in such report, in cash or common shares of Revolution.

•                  Montana de Oro — produce a NI 43-101 technical report showing aggregate mineral resources of at least 1 million gold equivalent ounces and paying Lake Shore Gold $20 per ounce of mineral resources defined in such report, in cash or common shares of Revolution.

Revolution may exercise the Additional Option with respect to either Universo or Montana de Oro property groups prior to the exercise of the Option, provided that Revolution pays to the Company the remaining investment expenditures under the terms of the Option not yet incurred by Revolution as of the completion date of the applicable technical report.

As a result of the transaction, management evaluated the carrying value of the Mexico properties for impairment; the net book value of the Company’s Mexico properties as at the closing date was written down to the estimated fair value less cost to sell of $78,000 ($2,229 recorded in net loss).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

On December 21, 2011, the Company received 5,713,740 shares of Revolution, valued at $2,057 and representing 9.9% of the issued and outstanding common shares of Revolution on closing date; the shares were recorded as available for sale investment and reduction of Mexico properties carrying amount. In addition, on December 21, 2011 the Company received $2,500 representing payment for the estimated Company’s expenditures in the Mexico properties in 2011 to December 21, 2011; per the agreement, the Company expects to receive an additional $1,151 from Revolution, no later than April 15, 2012, representing the difference between the actual Company’s expenditures in the Mexico properties in 2011 to closing date and $2,500 received; the amount received and receivable reduced the carrying value of Mexico properties as it was considered consideration for entering into the option agreement.

To maintain properties in Mexico in good standing, the Company is required to incur exploration expenditures as follows ($28,954 to be incurred by Revolution as per agreement):

	2012	2013	2014	2015	2016	2017 and thereafter	Total

Exploration spending requirements	$5,470	$8,566	$8,650	$8,734	$9,785	$9,865	$51,070
To be incurred by Revolution	(5,470)	(8,566)	(8,650)	(6,268)	—	—	(28,954)
Net obligation	$0	$0	$0	$2,466	$9,785	$9,865	$22,116

Other Canadian properties

The Company owns 51% to 55% on various other properties. Certain of those properties are subject to net smelter royalties between 2% and 3%. On certain of those properties, the Company is required to make cash payments of $1,000 or issue 146,000 Lake Shore Gold common shares upon commencement of commercial production.

15.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2011	December 31, 2010	January 1, 2010
		(note 29)	(note 29)
Trade payables	$5,444	$8,605	$9,299
Accrued liabilities	25,252	10,593	7,562
Salaries and wages payable	3,617	2,614	1,840
Sales tax payable	18	2,065	913
Other	24	68	80
	$34,355	$23,945	$19,694

The fair value of accounts payable and accruals approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractors services. These payables do not accrue interest and no guarantees have been granted. Trade payables and accrued liabilities at December 31, 2011 and 2010 are denominated in the following currencies:

	Year ended December 31,
Denominated in:	2011	2010

Mexican pesos	$949	$408
US$	$759	$297

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

16.  FINANCE LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2013 and 2015 with interest rates of 2.9% .The Company has the option to purchase the equipment and vehicle leased for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

	Minimum lease payments
	December 31, 2011	December 31, 2010	January 1, 2010

Not later than one year	$8,269	$6,817	$3,628
Later than one year and not later than five years	6,911	10,778	6,339

Less: Future finance charges	(587)	(982)	(1,084)

Present value of minimum lease payments	$14,593	$16,613	$8,883
Less: Current portion	(7,787)	(6,159)	(3,119)

Non-current portion	$6,806	$10,454	$5,764

17.   REVOLVING CREDIT FACILITY

On February 28, 2011, the Company finalized a US$50,000 three-year, corporate revolving credit facility with UniCredit Bank AG (“UniCredit) secured over the material assets of the Company. The interest rate on the Facility is based on a 90 day LIBOR plus an applicable rate of between 3.5% to 4.5% based on specific EBITDA/Debt ratios. The Facility was subject to a 2.5% one time structuring fee and also includes a 1.5% per annum commitment fee on undrawn amounts.

As at December 31, 2011, the Company has drawn the full US$50,000 from the Facility ($50,850). The structuring fee (US$1,250 or $1,313) and transaction costs of $466 are deferred ($1,286 netted against drawn amount of the Facility at December 31, 2011) and are amortized over the term of the agreement ($493 amortized for the year ended December 31, 2011).

The interest rate on the Facility for the year ended December 31, 2011 is 5.00%. The Company recorded $115 of unrealized foreign exchange gain related to the Facility.

Borrowing costs related to the Facility (which include interest expense on the amount drawn, standby fee for the periods and amortization of deferred transaction costs) totaling $1,480 for the year ended December 31, 2011 are capitalized in Mining interests (note 14).

18.   SHARE-BASED LIABILITIES

On November 9, 2011, the Company established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible executives as determined by the Company’s Board of Directors. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 100% to 150% of the current market value of the underlying Lake Shore Gold shares, to be determined at the end of the performance period based on the performance of the underlying Lake Shore Gold shares.

On November 9, 2011, the Company issued 686,000 PSUs. Total share-based payment expense recorded relating to PSUs and recognized as a liability for the year ended December 31, 2011 was $49; the fair value of the PSUs was determined using the Monte-Carlo option pricing model using the following assumptions: expected volatility of 70% (based on past history), a risk-free interest rate of 1.31% and dividend rate of $Nil.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

On November 9, 2011, the Company established a Deferred Share Unit Plan (“the DSU plan”) whereby, the non-executive Directors of the Company can elect to receive the annual compensation in cash, DSUs or a combination of both. Also under the plan, DSUs may be issued to non-executives Directors of the Company as determined by the Company’s Board of Directors. DSUs issued under the DSU plan entitle the holder upon retirement to a cash payment, shares of the Company or a combination of both, as elected by the holder.  In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the holder.

On November 9, 2011, the Company issued 175,440 DSUs. Total share-based payment expense recorded for the year ended December 31, 2011 relating to DSUs was $105; the fair value of the DSUs was determined using the Black-Scholes option pricing model using the following assumptions: expected volatility of 67% to 69% (based on past history), a risk-free interest rate of 1.01% to 1.85%, dividend rate of $Nil and expected life ranging between 1.0 — 8.0 years.

19.  ENVIRONMENTAL REHABILITATION PROVISION

Environmental rehabilitation provision represents the discounted values of the estimated cost for site reclamation and remediation on the Bell Creek Mill ($2,250), Bell Creek Mine ($731) and Timmins Deposit and Thunder Creek ($1,076) as well as liability for some small projects ($300). This includes site restoration, rehabilitation and remediation of tailings pond, roads, mine infrastructure and plant and equipment.

The present value of the provision has been calculated using a real pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at December 31, 2011 and 2010 (0.91% to 1.74% at December 31, 2011 and 2.41 % to 3.57% at December 31, 2010); estimated life of mine of 8 years for the Timmins West Mine and Bell Creek Mine and 20 years for the Bell Creek Mill; the cash flows have been adjusted to reflect the risk attached to these cash flows. Uncertainties in the timing for using this provision includes changes in the future that could impact the time of closing the mines, as new resources and reserves are discovered. Letters of credit of $4,745 have been issued to the Ministry of Natural Resources (note 13); the funds supporting the letters of credit will be used to cover expenses incurred for site reclamation and remediation upon the closure of the mines. The total undiscounted estimated rehabilitation provision is $5,497.

The liability is accreted over time through charges to finance costs and, the associated costs capitalized on the related assets are amortized for the Timmins West Mine and Bell Creek Mill starting January 1, 2011 over 8 and 20 years, respectively; the other mine closure assets will be amortized over the assets’ useful lives once commercial production commences.

Changes to the environmental rehabilitation provision are as follows:

Year ended December 31,	2011	2010 (note 29)
Balance, beginning of year	$3,527	$3,580
Revisions in estimates	758	(64)
Unwinding of the discount	72	11
Total environmental rehabilitation provision	$4,357	$3,527
Less current portion (included in accounts payable and accrued liabilities):	—	(300)
Long term environmental rehabilitation provision	$4,357	$3,227

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

20.   DEFERRED TAXES

The provision for income and mining taxes included in net loss represents an effective rate different than statutory rate of 26.5% (2010 — 29%) computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before taxes due to the following:

Year ended December 31,	2011	2010 (note 29)
Loss before taxes	$(10,330)	$(6,242)
Computed income tax recovery at Canadian statutory rates	2,738	1,810
Permanent differences	(736)	(54)
Tax losses not recognized	(2,002)	(1,756)
Ontario mining tax provision	(547)	(287)
Deferred mining tax provision	$(547)	$(287)

Deferred income tax

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

As at December 31,	2011	2010 (note 29)

Deferred income tax assets

Operating losses carried forward	$27,696	$19,002
Total deferred income tax assets	$27,696	$19,002

Deferred income tax liabilities

Mining interests	$(27,696)	$(19,002)
Total deferred income tax liability	$(27,696)	$(19,002)
Net deferred income tax asset	$0	$0

Deferred mining tax

The Company is in a deferred mining tax liability position as at December 31 2011 and 2010.

As at December 31,	2011	2010 (note 29)
Deferred mining tax liability	$(2,148)	$(1,606)

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2011	2010 (note 29)
Deductible temporary differences	$6,764	$2,059
Tax losses	$5,729	$8,609

The tax losses not recognized expire as per the amounts and years noted below. Deferred tax assets have not been recognized in respect of these items because the Company does not have a history of taxable earnings.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

The following table summarizes the Company’s non-capital losses and temporary differences not recognized that can be applied against future taxable profit:

Country	Type	Amount	Expiry date
Canada	Net operating losses	$16,770	2030-2031
Mexico	Net operating losses	$5,487	2016-2021
Canada	Deductible temporary differences	$6,240	2012-2015
Mexico	Deductible temporary differences	$18,585	2012-2021

During the first quarter of 2011, the Company renounced $15,678 of flow through expenditures (funds raised in 2010), spent as at December 31, 2011 on eligible Canadian Exploration Expenditures (“CEE”).

During the first quarter of 2011, the Company raised an additional $5,156 by issuing flow through common shares (note 21), spent as at December 31, 2011 on eligible CEE.

21.       SHAREHOLDERS’ EQUITY

a)   Share capital

Share capital movements for the year ended December 31, 2011 and 2010 are as follows:

Private placements

On March 21, 2011, the Company completed a broker financing deal led by Wellington Capital Market Inc. (the “underwriter”). The Company raised gross proceeds of $5,156 from the issuance of 944,281 flow-through common shares, recorded as share capital ($3,774 before share issue costs of $347) and $1,382 deferred premium on flow through shares. The underwriter received a cash commission equal to 5% of gross proceeds.

On October 14, 2010, the Company and Hochschild Mining plc (“Hochschild”), a related party at the time through ownership of the Company and representation on the Company’s Board of Directors, entered into an agreement with a Syndicate of banks through which the Syndicate purchased 109,000,000 of the common shares of Lake Shore Gold held by Hochschild, on a bought deal basis, at a price of C$3.60 per share for sale to the public. Immediately following the closing of the offering, which occurred in November 2010, Hochschild held approximately 5.7% of the issued and outstanding common shares of the Company, ceasing to be a related party to the Company. On February 8, 2011, Hochschild sold its remaining 5.7% interest in the Company.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of a non-brokered structured flow-through financing, for gross proceeds of $7,614. The flow-through shares were recorded $4,189 as share capital (or $3,728 net of share issue costs) and $3,425 as deferred premium on flow through shares.

Public offering

On September 10, 2010, the Company completed a bought-deal financing pursuant to an underwriting agreement between the Company and a syndicate of Banks (collectively, the “Underwriters”). The Company raised gross proceeds of $88,218 through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common share and 2,400,000 flow-through shares at $4.20 per flow through share. The Underwriters received a cash commission equal to 5% of gross proceeds; in addition the Company incurred $470 of financing costs. The flow-through shares were recorded $8,406 as share capital (before share issue costs) and $1,674 as deferred premium on flow through shares.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Shares issued as part of mining property agreements

In addition to the shares issued as consideration for the acquisition of the Fenn-Gib project (14,877,263 shares valued at $33,565, or $33,465 net of share issue costs, note 14), during the year ended December 31, 2011, the Company issued 4,106,210 common shares under other various mining property agreements (note 14) valued at $15,834 ($15,774 net of share issue costs).

On May 25, 2010, the Company issued 146,000 shares (valued at $450) to MacMillan Minerals Inc. (“MacMillan”), pursuant to an agreement between the Company and MacMillan whereby the Company accelerated the vesting of the 70% optioned interest in the La Violetta property (six concessions internal and adjacent to the Company’s Montaña de Oro Property). West Timmins Mining Inc. (“West Timmins Mining”), the 100% owned subsidiary of the Company since November 6, 2009, was earning the interest in the La Violetta property pursuant to a 2007 Letter Agreement with MacMillan.

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non- owned 49% interest in the Allerston properties in Timmins and a 100% interest in certain other properties. The warrants expired unexercised on September 17, 2011. The Company received the original 51% on the Allerston properties with the acquisition of West Timmins Mining.

During 2010, the Company issued 129,724 shares (valued at $434) for the acquisition of some small properties in Ontario; in addition during 2010, 25,000 treasury shares valued at $95 were issued to a third party as consideration for a small property in Ontario; the property was valued at $72 (the value of shares at time of acquisition of the property) with the difference of $23 recorded to Deficit. The Company no longer holds any treasury shares.

b)             Reserves

i)               Share Options

As at December 31, 2011, the Company had 20,187,752 options outstanding of which 9,836,519 are exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the grant of the option.  All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 10% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which vary between grants, from vesting half on grant date and half in the first anniversary of the grant date to vesting in three equal amounts in a three year period from the grant date.

Movements in share options during the years ended December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	19,939,519	$2.86	12,993,720	$1.90
Granted	3,887,400	$2.10	10,149,000	$3.61
Exercised	(1,234,667)	$1.22	(2,488,315)	$1.26
Forfeited	(2,404,500)	$3.37	(714,886)	$1.49
Outstanding, end of year	20,187,752	$2.75	19,939,519	$2.86
Exercisable, end of year	9,836,519	$2.43	6,700,518	$1.76

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

The Company granted 3,887,400 stock options to its employees during the year ended December 31, 2011 which vest over a period of 3 years, are exercisable at weighted average of $2.10 per option, expire in 2016, and have a total fair value of $3,379; weighted average fair at grant date is $0.80 for the year ended December 31, 2011 ($1.80 for the year ended December 31, 2010). The fair value of stock options granted during 2011 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 45% to 69% (based on past history), a risk-free interest rate of 1.20% to 2.34%, dividend rate of $Nil and expected life ranging between 1.6 - 3.5 years for different vesting tranches of options granted.

ii)                                   Share Options Exercised

The following table outlines share options exercised during the year ended December 31, 2011:

Grant price	Number of options exercised	Exercise date	Weighted average closing share price at exercise date
$0.55-$0.99	740,167	January 14 to December 6, 2011	$3.00
$1.00-$1.99	379,500	February 7 to August 29, 2011	$3.66
$3.00-$3.99	115,000	February 22 to March 23, 2011	$4.17

	1,234,667		$3.31

For the year ended December 31, 2010:

Grant price	Number of options exercised	Exercise date	Weighted average closing share price at exercise date
$0.41-$0.99	1,371,895	January 4, 2010 to December 21, 2010	$3.71
$1.00-$1.99	648,180	January 4, 2010 to December 29, 2010	$3.88
$2.00-$2.99	431,740	January 5, 2010 to December 22, 2010	$3.79
$3.00-$3.99	36,500	August 30, 2010	$3.72

	2,488,315		$3.76

iii)                               Share Options outstanding at the end of the period

The following table summarizes information concerning outstanding and exercisable options at December 31, 2011:

Exercise price	Options outstanding	Options exercisable	Remaining contractual life (years)	Expiry date
$0.74-$0.99	2,344,034	2,344,034	1.86	October 15, 2013 to January 7, 2014
$1.00-$1.99	5,642,968	2,721,568	1.10	February 13, 2012 to December 18, 2016
$2.00-$2.99	750,250	456,250	2.48	June 24, 2014 to September 11, 2016
$3.00-$3.99	9,195,000	2,831,000	3.74	November 9, 2014 to June 19, 2016
$4.00-$5.00	2,255,500	1,483,667	2.89	November 17, 2014 to January 10, 2015
	20,187,752	9,836,519

iv)                                 Share-based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at Timmins Deposit and Bell Creek Mill), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $3,077 of share-based payments for the year ended December 31, 2011 ($2,869 in 2010).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

The allocation of share-based payments on the consolidated income statement for the year ended December 31, 2011 and 2010 is as follows:

For the year ended December 31,	2011	2010 (note 29)

Production costs (note 6)	$1,245	$0
General and administrative	4,368	3,218
Exploration	312	110
Total share-based payments	$5,925	$3,328

v)                                     Warrants

Changes in the warrants during the year ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	Number of warrants	Weighted- average exercise price	Number of warrants	Weighted-average exercise price
Outstanding, beginning of year	513,000	$3.85	3,897,169	$1.09
Granted note 14	150,000	$3.00	513,000	$3.85
Exercised	—	$0.00	(3,841,598)	$1.09
Expired	(513,000)	$3.85	(55,571)	$1.09
Outstanding, end of year	150,000	$3.00	513,000	$3.85

As at December 31, 2011 the following warrants are outstanding:

Date issued	Number of warrants	Exercise price	Expiry date

October 7, 2011	150,000	$3.00	October 6, 2013

The warrants issued in 2011 (note 14) were valued at $25; the value of warrants was determined using the Black-Scholes option pricing model with the following assumptions: no dividends are to be paid; volatility of 58%; risk free interest rate of 0.95% and expected life of 2.0 years.

The 513,000 warrants issued in 2010, as part of the Explorers agreement (note 21(a)) were valued at $428, using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.83 for warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 1.2% and expected life of 18 months.  The warrants expired unexercised in 2011.

vi)                                 Basic and diluted loss per share

The impact of the outstanding options and warrants for the year ended December 31, 2011 and 2010 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the year ended December 31, 2011 and 2010 is calculated as follows:

For the year ended December 31,	2011	2010

Net loss for the year	$(10,877)	$(6,529)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	389,316	357,506
Basic loss and diluted per share	$(0.03)	$(0.02)

Weighted average diluted number of common shares outstanding (in ‘000s)	389,316	357,506
Diluted loss per share	$(0.03)	$(0.02)

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

22.  DEFINED CONTRIBUTION PENSION PLAN

The Company has a defined contribution pension plan which covers all the Company’s employees. The only obligation of the Company with respect to the plan is to make the specified contributions. During the year ended December 31, 2011, the Company recorded $641 of pension expense (2010 - $132) on the statement of comprehensive loss and capitalized $946 to mining properties (2010 - $1,089).

23.      SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2011	2010

Change in operating working capital
Increase in advances and receivables	$(1,897)	$(1,464)
Decrease in inventory	(38)	—
Increase in accounts payable and accrued liabilities	8,485	1,595
	$6,550	$131

Cash and cash equivalents at December 31 consist of:
Cash	$42,837	$23,686
Short term investments	13,122	68,546
	$55,959	$92,232

	Year ended December 31,
Non-cash investing and financing activities	2011	2010
		(note 29)
Mining interests
Shares issued as part of mining property agreements (including treasury shares)	$49,424	$4,431
Finalization of the purchase price allocation for West Timmins	—	(8,887)
Shares received and cash receivable (Revolution transaction) note 6	(3,207)	—
Increase (reduction) in working capital related to mining interests	3,934	1,756
Transfers to inventories and stockpiled ore upon commercial production	(8,695)	—
Stock options capitalized	3,233	2,802
Translation of foreign operations	(8,026)	770
Additions on capital lease assets	5,631	13,836
Changes in mine closure assets	(757)	240
Non cash interest capitalized	1,108	682
	$42,645	$15,630
Share Capital
Transfer of amounts from contributed surplus	2,286	14,907
Shares issued for mining properties (including treasury shares), and consulting services	49,399	4,091
Premium on flow through shares issuances	(1,382)	(5,099)
	$50,303	$13,899

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

24.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of earnings (loss) of its equity investments; corporate finance income, net, includes bank and debt interest and other charges, income inclusion of premium on flow through shares and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

For the year ended December 31, 2011	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$66,233	$0	$0	$66,233
Earnings from mine operations	13,745	—	—	$13,745
Expenses
General and administrative	—	—	(16,778)	(16,778)
Exploration	—	(9,515)	—	(9,515)
Gain on sale of mining interests, net of write off	—	2,784	—	2,784
Write down of investment in associate			(1,640)	(1,640)
	—	(6,731)	(18,418)	(25,149)
Other income (expense)	—	—	2,083	2,083
Share of loss of investments in associates	—	—	(1,618)	(1,618)
Loss before finance items and taxes	13,745	(6,731)	(17,953)	(10,939)
Finance income (net)	—	—	609	609
Loss before taxes	13,745	(6,731)	(17,344)	(10,330)
Deferred mining tax provision	(547)	—	—	(547)
Net loss	$13,198	$(6,731)	$(17,344)	$(10,877)
Total assets	$323,651	$629,443	$80,905	$1,033,999
Expenditures on mining interests	$31,374	$68,066	$0	$99,440
Pre-production revenue	$(16,556)	$(57,512)	$0	$(74,068)

Revolving credit facility	0	$0	$49,564	$49,564
Finance lease obligations	8,222	$6,371	$0	$14,593
Enviromental provision	$3,326	$1,031	$0	$4,357

*Mining operations include activities on the Company’s Timmins Deposit from January 1, 2011, effective date of commercial production (including assets of both Timmins Deposit and Bell Creek Mill).

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive loss) as well as properties capitalized as per the Company’s policy (other than Timmins Deposit and Bell Creek Mill, which are in operations).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

For the year ended December 31, 2010 (note 29)	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$0	$0	$0	$0
Earnings from mine operations	—	—	—	—
Expenses	—
General and administrative			(11,634)	(11,634)
Exploration			(7,949)	(7,949)
Gain on sale of mining interests, net of write off			7,611	7,611
	—	—	(11,972)	(11,972)
Other income (expense)	—	—	6,701	6,701
Share of loss of investments in associates	—	—	(1,247)	(1,247)
Loss before finance items and taxes	—	—	(6,518)	(6,518)
Finance income (net)	—	—	276	276
Loss before taxes	—	—	(6,242)	(6,242)
Deferred mining tax provision	—	—	(287)	(287)
Net loss	$0	$0	$(6,529)	$(6,529)
Total assets	$0	$819,767	$112,739	$932,506
Expenditures on mining interests	$0	$111,121	$0	$111,121
Pre-production revenue	$0	$(37,222)	$0	$(37,222)

Revolving credit facility	$0	$0	$0	$0
Finance lease obligations	$0	$16,613	$0	$16,613
Enviromental provision	$2,636	$891	$0	$3,527

The Company’s geographic segment information as at December 31, 2011 and 2010 and January 1, 2010 is as follows:

As at	December 31, 2011	December 31, 2010 (note 29)	January 1, 2010 (note 29)
Mining interests
Canada	$869,440	$731,779	$595,356
Mexico	70,108	86,078	84,630
	$939,548	$817,857	$679,986

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

25.       FINANCIAL INSTRUMENTS

MANAGEMENT OF CAPITAL RISK

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, deficit, reserves and net debt (as disclosed in note 17). The Company’s capital at December 31, 2011 and 2010 and January 1, 2010 is as follows:

As at	December 31, 2011	December 31, 2010 (note 29)	January 1, 2010 (note 29)

Share capital	$992,318	$935,866	$824,253
Reserves	17,344	19,230	26,104
Deficit	(80,834)	(69,957)	(63,405)
Revolving credit facility	49,564	—	—
	$978,392	$885,139	$786,952

The Company believes it has sufficient funds to finance its current core operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The UniCredit revolving credit facility (note 17) has certain financial covenants, which must be maintained on a quarterly basis, as follows:

•                  Total indebtedness to tangible net worth ratio to be less than or equal to 0.25 to 1 at all times;

•                  Leverage ratio (net indebtedness at the last day of quarter to rolling EBITDA for the quarter) to be less than or equal to 3 to 1 from and including the fiscal quarter ending Sept 30. 2011;

•                  Current ratio at not less than 1.10 to 1; and

•                  Ore reserve tail  ratio to be greater than or equal to 30%.

Below the definitions as provided on the agreement:

Total indebtedness at a certain date include the total borrowings of the Company (including revolving credit facility, finance lease obligations but excluding accounts payable and accruals and environmental obligations); tangible net worth ratio at a certain date, is defined as the Company’s shareholders’ equity (refer to the balance sheet) at that date less any goodwill or intangible asset ; EBITDA is defined as the Company’s earnings before income taxes, depreciation and amortization under IFRS; current ratio is equal to current assets of the Company over its current liabilities under IFRS;

Non compliance with the covenants could result in the Company having to pay the outstanding balance of the loan. As at December 31, 2011 the Company was in compliance with all debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2011, 2010, and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Financial Assets
At fair value through profit or loss
Cash equivalents	$13,122	$68,546	$60,000
Restricted cash	5,654	5,418	4,766
Warrant investments note 11	414	535	247
	$19,190	$74,499	$65,013

Loans and receivable, measured at amortized cost
Advances and receivables	$5,611	$4,399	$3,221

Available-for-sale, measured at fair value
Investments in public companies note 11	$3,457	$1,479	$245

Financial Liabilities
Other financial liabilities, measured at fair value
Share-based liabilities	$154	$0	$0

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$34,355	$23,945	$19,694
Revolving credit facility	$49,564	$0	$0

* The above were designated as at fair value throgh profit or loss upon initial recognition

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash equivalents, restricted cash, advances and receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
	Level 1	Level 1	Level 1

Cash equivalents	$13,122	$68,546	$60,000
Investments in public companies note 11	$3,457	$1,479	$245
Restricted cash	$5,654	$5,418	$4,766

	Level 2	Level 2	Level 2

Share-based liabilities note 18	$154	$0	$0
Warrant investments note 11	$414	$535	$247

The Company does not have any financial instruments measured using Level 3 inputs.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

RISK MANAGEMENT POLICIES

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to exploration advances and receivables, which consist of goods and services tax due from the Federal Government of Canada and refundable tax credits for resources due from the Government of Quebec. The Company’s excess cash at December 31, 2011, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in note 14 and 27. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

a.               Interest rate risk

The Company is exposed to interest rate fluctuations related to the revolving credit facility as well as interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s revolving credit facility has a balance of US$50,000 ($50,850) as at December 31, 2011. Assuming the current level of borrowings, a 1% change in the variable rate charged would impact interest charges by $500.

The Company’s excess cash at December 31, 2011, is invested in very liquid and low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill’s balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $340 in 2011 (2010 - $280).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

b.              Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold -producing countries throughout the world.

c.               Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests.

The Company is also exposed to foreign currency exchange risk with respect to its revolving credit facility (note 17) which is denominated in US$.

The Company’s net investment in the Mexico operations is exposed to foreign currency translation risk.

The carrying amount of assets and liabilities of the Mexico operations, which are denominated in Mexican pesos and reported in Canadian dollars is as follows:

As at December 31,	2011	2010
Cash and cash equivalents	$759	$110
Advances and receivables	205	92
Mining interests	70,108	86,078
Total assets	$71,072	$86,280

Accounts payable and accrued liabilities	$865	$408
Total liabilities	$865	$408

The sensitivity of the Company’s net loss and other comprehensive income due to changes in the exchange rate between Mexican pesos and Canadian dollar is summarized in the table below:

Year ended December 31, 2011
10% increase in Pesos to Cdn dollar rate

Change in other comprehensive icome	$7,871

26.       RELATED PARTY TRANSACTIONS

Balance and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

In the second quarter of 2011 (refer to note 12), the Company paid $500 to RT Minerals, a related party by virtue of being an equity investee. At December 31, 2011, the Company and RT Minerals have spent $1,290 toward the next earn in interest on the Meunier property (the Company’s share was $534). Accounts receivable at December 31, 2011 include $363 receivable from RT Minerals.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

Compensation of key management personnel

The remuneration of directors and other members of key executive management personnel during the year ended December 31, 2011 and 2010 are as follows:

For the year ended December 31,	2011	2010

Salaries and directors’ fees	$3,532	$4,004
Benefits	161	176
Share-based payments	3,726	3,203

	$7,419	$7,383

Share-based payments includes the fair value of options granted of $3,572 ( 2010 - $3,203), PSUs ($49) and DSUs ($105) awarded to directors and key management personnel; there were no  post-employment benefits, termination benefits, or other long term benefits during the year ended December 31, 2011 and 2010.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

27.       COMMITMENTS AND CONTRACTUAL OBLIGATIONS

In addition to commitments and contractual obligations under various property agreements (note 14), the Company’s existing contractual obligations are as follows:

Payments Due by Period

Contractual obligations	Total	Less than a year	1-3 years	4-5 years	after 5 years
Accounts payable and acrued liabilities	$34,355	$34,355	$0	$0	$0
Finance leases and other	$18,525	9,050	8,467	504	504
Environmental rehabilitation provision	$5,497	—	—	—	5,497
Revolving credit facility	$50,850	—	50,850	—	—
Interest payments on the revolving credit facility	$6,250	2,250	4,000	—	—
	$115,477	$45,655	$63,317	$504	$6,001

The revolving credit-facility (note 17) of US$50,000 ($50,850) matures in March 1, 2014.

28.       SUBSEQUENT EVENTS

On February 8, 2012, the Company entered into an agreement with Franco-Nevada Corporation (“Franco-Nevada”) through which Franco-Nevada will pay to the Company US$35 million for a 2.25% NSR royalty on the sale of minerals from the Company’s Timmins West Mine. In addition, Franco-Nevada paid $15,000 to acquire 10,050,591 common shares of the Company on a private placement basis. The transaction closed on March 7, 2012.

Effective January 1, 2012, Thunder Creek Deposit and Bell Creek Mine are in commercial production.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

29.       FIRST TIME ADOPTION OF IFRS

The accounting policies in note 3 have been applied in preparing the consolidated financial statements for the years ended December 31, 2011 and 2010 and the opening IFRS consolidated statement of financial position at January 1, 2010 (the “transition date”).

In preparing the IFRS consolidated statement of financial position at January 1, 2010, the Company has adjusted amounts reported previously in the consolidated financial statements that were prepared in accordance with Previous Canadian GAAP.

An explanation of how the transition from Previous Canadian GAAP to IFRS has affected the Company’s consolidated financial position at January 1, 2010 is set out in the following tables.

IFRS 1, First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

a)        Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b)        Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using the IFRS 1 exemption which allows an entity to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

c)        Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 — Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

d)        Business combinations

IFRS 1 allows companies to not restate business combinations occurring prior to the date of transition; companies can select a date to restate business combinations occurring prior to date of transition and all business combinations subsequent to that date must be restated.

The Company has elected to apply the exemption and not account for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 — Business Combinations and instead retain the accounting treatment applied under Previous Canadian GAAP.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF SHAREHOLDERS’ EQUITY

(in thousands of dollars)

As at	December 31, 2010	January 1, 2010

Shareholders’ Equity under Previous Canadian GAAP	$934,327	$837,619
Reverse deferred tax assets and liabilities (v)
Tax impact on renounciation of flow through shares	14,371	9,090
Tax benefit on share issue costs	(4,052)	(2,695)
Tax liability on warrant expired	223	223
Tax asset on unrealized available-for-sale investments	138	0
Recognize flow through premium on deficit instead of share capital (iv)	(15,037)	(9,937)
Share-based payments (vii)	(674)	(435)
Translation of foreign operations (vi)	896	351
Deficit - change in policy related to:
Mining interests (iii)	(34,341)	(33,553)
Deferred income tax liabilities (v)	(22,880)	(21,513)
Deferred flow through premium (iv)	13,061	7,541
Investment in associates (i)	(1,381)	—
Share-based payments (vii)	515	383
Environmental rehabilitation (ii)	(27)	(121)
Total IFRS adjustments to shareholder’s equity	$(49,188)	$(50,667)
Shareholder’s equity under IFRS	$885,139	$786,952

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands of dollars)

As at January 1, 2010	GAAP as previously reported	Effect of transition to IFRS	IFRS

Assets
Current assets
Cash and cash equivalents	$132,920	$0	$132,920
Advances and receivables	3,810	—	3,810
	136,730	—	136,730
Non-current assets
Available for sale financial assets and warrant investments	492	—	492
Investments in associates (i)	653	—	653
Restricted cash	4,766	—	4,766
Mining interests (ii), (iii), (v), (vi) and (vii)	877,916	(197,930)	679,986
	$1,020,557	(197,930)	$822,627

Liabilities
Current liabilities
Accounts payable and accrued liabilities (v)	$19,352	$342	$19,694
Current portion of finance lease obligations	3,119	—	3,119
Deferred premium on flow throughshares (iv)	—	2,396	2,396
	22,471	2,738	25,209

Non-current liabilities
Finance lease obligations	5,764	—	5,764
Environmental rehabilitation provision (ii)	1,728	1,655	3,383
Deferred income tax liabilities (v)	152,975	(151,656)	1,319
	160,467	(150,001)	10,466

Shareholders’ Equity
Share capital (iv) and (v)	827,795	(3,542)	824,253
Reserves (v), (vi) and (vii)	25,966	138	26,104
Deficit (i),(ii),(iii),(iv), (v) and (vii)	(16,142)	(47,263)	(63,405)
	837,619	(50,667)	786,952
	$1,020,557	$(197,930)	$822,627

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands of dollars)

As at December 31, 2010	GAAP as previously reported	Effect of transition to IFRS	IFRS

Assets
Current assets
Cash and cash equivalents	$92,232	$0	$92,232
Advances and receivables	5,618	—	5,618
	97,850	—	97,850
Non-current assets
Available for sale financial assets and warrant investments	2,014	—	2,014
Investments in associates (i)	10,748	(1,381)	9,367
Restricted cash	5,418	—	5,418
Mining interests (ii), (iii), (v), (vi) and (vii)	1,008,288	(190,431)	817,857
	$1,124,318	$(191,812)	$932,506

Liabilities
Current liabilities
Accounts payable and accrued liabilities (v)	$23,423	$522	$23,945
Current portion of finance lease obligations	6,159	—	6,159
Deferred premium on flow through shares (iv)	—	1,976	1,976
	29,582	2,498	32,080

Non-current liabilities
Finance lease obligations	10,454	—	10,454
Environmental rehabilitation provision (ii)	1,858	1,369	3,227
Deferred income tax liabilities (v)	148,097	(146,491)	1,606
	160,409	(145,122)	15,287

Shareholders’ Equity
Share capital (iv) and (v)	940,556	(4,690)	935,866
Reserves (v), (vi) and (vii)	18,675	555	19,230
Deficit (i),(ii),(iii),(iv),(v) and (vii)	(24,904)	(45,053)	(69,957)
	934,327	(49,188)	885,139
	$1,124,318	$(191,812)	$932,506

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2010	GAAP as previously reported*	Effect of transition to IFRS	IFRS

Revenue	$0	$0	$0
Production costs	—	—	—
Depletion and depreciation	—	—	—
Earnings from mine operations	—	—	—

Expenses
General and administrative (ii) and (vii)	(11,766)	132	(11,634)
Exploration expenses (iii)	(1,887)	(6,062)	(7,949)
Gain on sale of mining interests (iii)	2,470	5,141	7,611
Loss before the undernoted	(11,183)	(789)	(11,972)
Other income (expense) (iv)	1,180	5521	6,701
Share of loss of investments in associates (i)	(257)	(990)	(1,247)
Loss before finance items and taxes	(10,260)	3,742	(6,518)

Finance items
Finance income	749	—	749
Finance expense (ii)	(389)	(84)	(473)
Loss before taxes	(9,900)	3,658	(6,242)
Deferred tax recovery (provision) (v)	1,159	(1,446)	(287)
Net loss	$(8,741)	$2,212	$(6,529)
Other comprehensive income (loss):
Exchange differences on translating foreign operations (vi)	—	545	545
Unrealized gain on available-for-sale investments	929	134	1,063
Comprehensive loss (income)	$(7,812)	$2,891	$(4,921)
Loss per share
Basic	$(0.02)		$(0.02)
Diluted	$(0.02)		$(0.02)

Weighted average number of common shares outstanding (in 000’s)
Basic	357,506		357,506
Diluted	357,506		357,506

*Certain amounts have been reclassified to comply to the presentation for the year ended December 31, 2011

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

The impact on the consolidated statements of cash flows for the year ended December 31, 2010, is an increase of cash flows used in operating activities by $7,391 and a corresponding decrease on cash flows used in investing activities of the same amounts. The change is due to the Company’s policy under IFRS for mining interests (refer to (iii) below) being different than under Previous Canadian GAAP.

NOTES TO THE RECONCILIATIONS TO IFRS

(i)                                    Investments in Associates

The difference between IFRS and Previous Canadian GAAP balances is due to the Company aligning the accounting policies of its associates to its IFRS accounting policies, primarily related to mining interests accounting policies:

The impact arising from the change at December 31, and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Decrease in investments in associates	$(1,381)	$0
Increase in deficit	$(1,381)	$0

The impact arising from the change for the year ended December 31, 2010 is an increase of the share of loss of investment in associates of $1,381.

(ii)                                Environmental Rehabilitation

Under IFRS

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions, including the discount rate which reflects current market assessment of the time value of money and risk specific to the liability. As a result, the environmental rehabilitation provision has been remeasured using the risk free interest rate at the transition date and December 31, 2010 respectively and an adjustment has been recorded to the corresponding asset.

Unwinding of the discount of the environmental rehabilitation provision (accretion of asset retirement obligations under Previous Canadian GAAP) is part of finance expenses.

Under Previous Canadian GAAP

The environmental rehabilitation provision requires the use of a credit adjusted risk free rate for upward adjustments and the original credit adjusted risk free rate for downward revisions. Accretion of asset retirement obligations is part of operating expenses.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Increase in mining interests	$1,342	$1,534
Increase in environmental rehabilitation provision	(1,369)	(1,655)
Increase in deficit	$(27)	$(121)

The impact arising from the change for the year ended December 31, 2010, is the reclassification of the unwinding of the discount of the environmental rehabilitation provision of $179 to finance cost and the reduction of this amount to $84 (decrease of $96).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

(iii)                            Mining Assets

The Company’s policy under IFRS is as follows:

Acquisition costs of exploration properties are capitalized. Mineral exploration costs are charged to net loss in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (a) and (b) are present in any of the mineral properties, in which case the costs of further exploration and development to further delineate the ore body on the property are capitalized:

a.               The Company establishes an NI 43-101 technical report resources and/or reserves in a property; and/or

b.              The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

The Company’s policy under Previous Canadian GAAP for mineral properties was as follows:

The Company considers its exploration and evaluation costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration and evaluation costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made. Costs incurred for general exploration, including expenditures of a general reconnaissance nature, that are not project specific or do not result in the acquisition of resource properties are charged to operations.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Decrease in mining interests	$(34,341)	$(33,553)
Increase in deficit	$(34,341)	$(33,553)

The impact arising from the change for the year ended December 31, 2010, is an increase in exploration expenses of $6,062 and increase of gain on sale of mining interests of $5,141.

(iv)                               Deferred flow through premium

Under IFRS

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent).

Under Previous Canadian GAAP

Flow through raised funds are recorded to share capital.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Recognize deferred flow through premium	$(1,976)	$(2,396)
Decrease in share capital	15,037	9,937
Decrease in deficit	$13,061	$7,541

The impact arising from the change for the year ended December 31, 2010 is an increase in finance income of $5,521.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

(v)                                   Deferred income tax liabilities

In accordance with IFRS, the Company has not recognized a future tax asset or liability on initial recognition of an asset or liability that affects neither accounting nor taxable profit and loss; under Previous Canadian GAAP, the Company recognized future income tax liabilities on asset acquisitions which would not be business combinations under IFRS or Previous Canadian GAAP. Additionally, under Previous Canadian GAAP the Company issued flow through shares and the impact of the tax benefit was recorded as a reduction of share capital on renunciation. As a result of the changes, under IFRS the Company is in a deferred income tax asset position as at December 31, 2011 and 2010 and January 1, 2010; deferred tax assets and liabilities have been offset where they relate to the same taxation authority and the Company has the legal right to offset. The remaining deferred tax assets have not been recognized by the as the Company does not have a history of taxable earnings.

The Company had not recognized Ontario Mining Tax payable under Previous Canadian GAAP, since Previous Canadian GAAP requires the tax basis to be the highest basis available to the Company, no matter how the Company expects to realize the tax assets. IFRS requires the tax basis to be the one the Company expects to realize the value of the assets; the Company’s intention was to realize the value through use rather than sale; as such the Company recorded $1,606, and $1,319 of Ontario Mining Tax payable, respectively at December 31 and January 1, 2010. The impact arising from the change for the year ended December 31, 2010, is a tax provision of $287.

The impact arising from these changes at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Reduction in deferred tax liabilities	$146,491	$151,656
Reduction in mining interests	(158,143)	(166,209)
Increase in share capital	(10,346)	(6,395)
Increase in accruals	(522)	(342)
Increase in reserves	(360)	(223)
Increase in deficit	$(22,880)	$(21,513)

The impact arising from the change for the year ended December 31, 2010 is a decrease in deferred income tax recovery of $1,446.

(vi)                               Reserves

IFRS reserves at December 31 and January 1, 2010, differ from Previous Canadian GAAP due to impact of changes in deferred tax liabilities (refer to (v) above) and impact of differences between IFRS and Previous Canadian GAAP on foreign currency translation as discussed below:

Under IFRS

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

Subsidiary financial statements expressed in their corresponding functional currencies are translated into the Company’s functional currency by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for income statement items. Exchange differences arising are recognized in other comprehensive income (as cumulative translation adjustment).  On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to profit or loss.

The functional (and reporting) currency of the Company and its Canadian subsidiaries is the Canadian dollar; the functional currency of the Company’s Mexican subsidiary is the Mexican peso.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Under Previous Canadian GAAP

The Company’s Mexican subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate at effect at the balance sheet date and non-monetary items are translated at the historical exchange rate. Income and expenses items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the earnings (loss) for the year.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Increase in mining interests	$896	$351
Increase in reserves	$(896)	$(351)

(vii)                           Share-based payments

Under IFRS

Share-based payments expenditures to be revalued every period end to reflect estimated forfeiture rate.

Under Previous Canadian GAAP

Forfeiture impact is recognized as the options are forfeited.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Decrease in mining interests	$(159)	$(53)
Decrease in reserves	$674	$436
Decrease in deficit	$515	$383

The impact arising from the change for the year ended December 31, 2010 is a decrease in general and administrative expenses of $132.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Alan C. Moon, Chair [1][3]
Anthony Makuch
Peter Crossgrove [1][4]
Jonathan Gill [2][4]
Frank Hallam [2][3]
Daniel G. Innes [2][4]
Arnold Klassen [1][3]

[1] Corporate Governance and Nominating Committee
[2] Health, Safety Environment and Community Committee
[3] Audit Committee
[4] Compensation Committee

OFFICERS

Anthony (Tony) Makuch, *President & CEO*
Dan Gagnon, *Senior Vice-President, Operations*
Mario Stifano, *Vice-President & CFO*
Will Ansley, *Vice-President, Corporate Planning & Strategy*
Brian Buss, *Vice-President, Project Development*
Alasdair Federico, *General Counsel & Corporate Secretary*
Eric Kallio, *Vice-President, Exploration*
Tina Ouellette, *Vice-President, Human Resources*
Mark Utting, *Vice-President, Investor Relations*
Merushe (Meri) Verli, *Vice-President, Finance*

HEAD OFFICE

181 University Ave., Suite 2000, Toronto, Ontario, Canada M5H 3M7
Tel: 416 703 6298 | Fax: 416 703 7764 | Email: info@lsgold.com | Internet: www.lsgold.com

INVESTOR RELATIONS

info@lsgold.com

EXPLORATION OFFICE

1515 Government Road South
Timmins, Ontario, Canada P4R 1N4
Tel: 705 269 4344
Fax: 705 268 1794

TRANSFER AGENT

Computershare Investor Services Inc.
Toll-free within North America 1 (800) 564 6253
International: (514) 982 7555
Email: service@computershare.com
Manage your shares online at Computershare's Investor Centre at www-us.computershare.com/investor

AUDITORS

Deloitte & Touche LLP
181 Bay Street, Suite 1400
Toronto, Ontario, Canada M5J 2V1

Stock Exchange Listing: TSX – LSG, NYSE Amex – LSG

ANNUAL GENERAL MEETING

TMX Broadcast Centre
The Exchange Tower
130 King Street West
Toronto, Ontario, Canada M5X 1J2
May 10, 2012 at 4:30 p.m.

[88]
LAKE SHORE GOLD CORP ANNUAL REPORT 2011

Designed and Produced by **sutton compliance communications** Printed in Canada

LS
LAKE SHORE GOLD CORP.
181 University Ave., Suite 2000
Toronto, Ontario, Canada M5H 3M7
tel 416 703 6298 fax 416 703 7764
www.lsgold.com